Exhibit 99.1

Q3
2017

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

September 30, 2017

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).

For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life Financial Reports Third Quarter 2017 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended September 30, 2017. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars. Beginning in the first quarter of 2017, we stopped reporting operating net income and its related measures, operating earnings per share (“EPS”) and operating return on equity (“ROE”). The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

TORONTO, ON – (November 8, 2017) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2017. Third quarter reported net income was $817 million and underlying net income(1) was $643 million.

	Quarterly results		Year-to-date
	Q3’17	Q3’16	2017	2016
Reported net income ($ millions)	817	737	1,942	1,757
Underlying net income(1) ($ millions)	643	639	1,905	1,775
Reported EPS(2) ($)	1.32	1.20	3.16	2.85
Underlying EPS(1)(2) ($)	1.05	1.04	3.10	2.89
Reported ROE(1)	16.2%	15.4%	12.8%	12.4%
Underlying ROE(1)	12.7%	13.4%	12.6%	12.5%

•

Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for Sun Life Assurance Company of Canada of 232%. The MCCSR ratio for Sun Life Financial Inc. was 252%, which includes cash and other liquid assets of $1.5 billion for Sun Life Financial Inc. and its wholly-owned holding companies(3)

•

Life and health sales(1) were $599 million in the third quarter of 2017, compared to $661 million in the same period last year. Wealth sales(1) were $35.8 billion in the third quarter of 2017, compared to $35.2 billion in the third quarter of 2016

•	Global assets under management of $934 billion compared to $903 billion as at December 31, 2016
•	An increase in the common share dividend declared of $0.02 per share, to $0.455 per share for the quarter

“Our third quarter was defined by strong earnings and good progress in all of our four business pillars,” said Dean Connor, President & CEO, Sun Life Financial. “We are also pleased to announce an increase in our common share dividend by 2 cents. During the year, we’ve increased our dividend by 8%, a signal of our continued growth prospects, strong capital position, and commitment to meeting our medium-term financial objectives.”

“This quarter showcased many examples of how we’re bringing our Client-driven strategy to life,” said Connor. “In Canada, Clients can now buy life insurance online in just minutes with Sun Life GO; and, we introduced Ella, an interactive digital coach that helps Clients maximize their benefits and pension plans,” Connor added. “In the U.S., we enhanced our online capabilities to improve the benefit enrollment experience for plan members, and in Asia, we improved our new Client onboarding process.”

Financial and Operational Highlights

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in these pillars below.

($ millions, unless otherwise noted)	Q3’17						Q3’16
	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total	Total
Reported net income	340	195	185	93	4	817	737
Underlying net income(1)	222	161	204	90	(34)	643	639
Life & health sales(1)	217	219	–	163	–	599	661
Wealth sales(1)	3,609	–	28,610	3,607	–	35,826	35,161

A Leader in Insurance and Wealth Solutions in our Canadian home market

SLF Canada’s reported net income was $340 million in the quarter, compared to $184 million in the same period last year, reflecting favourable market related impacts largely driven by interest rates and assumption changes and management actions. Underlying net income was $222 million, compared to $226 million in the same period last year, reflecting unfavourable morbidity experience partially offset by new business gains.

We had strong growth in sales in our group businesses, with Group Benefits sales of $130 million, up 23% and Group Retirement Services sales of $2.3 billion, up 53% from the third quarter of 2016. Following a strong first six months of the year, individual insurance sales moderated to $87 million, 15% below the same period a year ago. Individual wealth sales grew 5% year over year to $1.3 billion.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)	For additional information, see section E – Financial Strength in this document.

Sun Life Financial Inc.	Third Quarter 2017	1

During the quarter, SLGI(1) announced the acquisition of Excel Funds Management Inc., a Canadian firm that specializes in the emerging markets asset class, that will add approximately $700 million in AUM. This acquisition complements SLGI’s product offerings, and will support growth in our wealth businesses. The acquisition is expected to close by early 2018.

Advancement of our digital capabilities continued during the third quarter, including the launch of “Ella”, a new interactive digital coach for our Clients. Ella is designed to enable Clients to achieve sustainable financial security and live healthier lives by getting the full value from their benefits and pension plans. We also launched an online insurance application process, Sun Life GO, which gives Canadians the flexibility to meet health and financial needs with convenient access to insurance coverage.

A Leader in U.S. Group Benefits and International high net worth solutions

SLF U.S.’s reported net income was $195 million, down 20% in local currency from the same quarter prior year, reflecting less favourable market related impacts primarily driven by interest rates and assumption changes and management actions. Underlying net income was $161 million, up 25% in local currency compared to the same quarter last year, reflecting improved underwriting experience in Group Benefits, as our pricing actions, investments in claims management and expense initiatives continue to improve profitability.

Group Benefit sales for the year were down 8% in local currency reflecting pricing discipline throughout the year, including in the quarter. In addition, sales in the quarter reflected fewer large case sales, and we achieved sales growth in the small-case and medium-case markets. International life sales are comparable to the same quarter last year, maintaining a leadership position in this market.

We made enhancements to our Group Benefits enrollment platform to provide new functionality, including the ability to enroll newly hired employees online and digital capabilities to enable a quicker more Client friendly enrollment experience in preparation for the fourth quarter, which is the largest sales and enrollment quarter of the year. In October, we launched the new Sun Life Dental NetworkSM, the largest in the U.S. with approximately 125,000 unique providers(2), marking another milestone in the integration of the acquired Group Benefits business. We also announced a new stop-loss distribution partnership with Pareto Captive Services to expand options for the growing U.S. self-insured health plan market.

A Leader in global Asset Management

SLF Asset Management’s reported net income was $185 million and underlying net income was $204 million in the third quarter of 2017, reflecting a growth of 2% and 9% compared to the same period last year, respectively, and an increase in MFS’s pre-tax operating profit margin ratio(3) to 41%, primarily driven by higher average net assets and favourable impacts from expenses and investment income.

SLF Asset Management ended the third quarter with $648 billion in assets under management consisting of $591 billion (US$474 billion) from MFS Investment Management (“MFS”) and $57 billion from Sun Life Investment Management (“SLIM”). MFS net outflows of US$2.7 billion in the quarter were partially offset by SLIM net inflows of $1.5 billion.

MFS long-term retail fund performance remained strong with 84%, 82% and 95% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of September 30, 2017.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia’s reported net income was $93 million, compared to $92 million in the third quarter of 2016, reflecting growth in underlying net income offset by unfavourable market related impacts primarily driven by interest rates. Underlying net income was $90 million, compared to $80 million in the third quarter of 2016, reflecting continued growth in fee income business and higher level of gains from investments.

SLF Asia life and health sales were in line with the same quarter of the prior year, with growth across most markets offset by lower sales in Hong Kong and the impact of the movement of the Canadian dollar. Strong wealth sales in Asia of $3.6 billion were up 50% over the prior year, driven by continued growth in India and Philippines mutual funds.

During the quarter, Sun Life Financial Indonesia launched a waqf(4) feature for Syariah life insurance products that enables Clients to plan for their financial future while helping them observe their religious beliefs and doing charity. Sun Life Financial Indonesia is the first life insurance company to offer this innovative solution in accordance with the National Sharia Council of the Indonesian Ulama Council and Indonesia Waqf Board.

(1)	Sun Life Global Investments (Canada) Inc.
(2)	Based on September, 2017 data from the Ignition Group.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(4)	An endowment made by a Muslim to a religious, educational, or charitable cause.

2	Sun Life Financial Inc.	Third Quarter 2017

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2017, Sun Life Financial had total assets under management of $934 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc.	Third Quarter 2017	3

Management’s Discussion and Analysis

For the period ended September 30, 2017

Dated November 8, 2017

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively) and annual management’s discussion and analysis (“MD&A”). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

B. Financial Summary

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3’17	Q2’17	Q3’16	2017	2016
Net income (loss)
Reported net income (loss)	817	574	737	1,942	1,757
Underlying net income (loss)(1)	643	689	639	1,905	1,775
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	1.32	0.93	1.20	3.16	2.85
Underlying EPS (diluted)(1)	1.05	1.12	1.04	3.10	2.89
Reported basic EPS ($)	1.33	0.93	1.20	3.17	2.87
Return on equity (“ROE”) (%)
Reported ROE(1)	16.2%	11.4%	15.4%	12.8%	12.4%
Underlying ROE(1)	12.7%	13.7%	13.4%	12.6%	12.5%
Sales
Life and health sales(1)	599	565	661	1,936	1,687
Wealth sales(1)	35,826	36,582	35,161	110,014	101,069
Premiums and deposits
Net premium revenue	3,716	3,923	3,888	11,203	10,629
Segregated fund deposits	2,235	2,506	2,294	8,178	7,859
Mutual fund sales(1)	20,721	21,285	23,115	66,186	62,384
Managed fund sales(1)	11,674	11,855	9,256	32,923	30,007
Administrative Services Only (“ASO”) premium and deposit equivalents(1)	1,805	1,701	1,623	5,224	5,158
Total premiums and deposits(1)	40,151	41,270	40,176	123,714	116,037
Assets under management (“AUM”)
General fund assets	158,757	161,755	164,321	158,757	164,321
Segregated funds	102,237	102,066	95,386	102,237	95,386
Mutual funds, managed funds and other AUM(1)	672,601	680,000	648,393	672,601	648,393
Total AUM(1)	933,595	943,821	908,100	933,595	908,100
MCCSR(2) ratios
Sun Life Financial	252%	248%	247%	252%	247%
Sun Life Assurance	232%	229%	221%	232%	221%
Financial leverage ratio(1)	22.5%	22.5%	25.6%	22.5%	25.6%
Dividend
Dividend payout ratio(1)	41%	39%	39%	42%	42%
Dividends per common share ($)	0.435	0.435	0.405	1.290	1.200
Capital
Subordinated debt and innovative capital instruments(3)	3,736	3,736	4,533	3,736	4,533
Participating policyholders’ equity and non-controlling interests	633	628	351	633	351
Total shareholders’ equity	22,298	22,316	21,604	22,298	21,604
Total capital	26,667	26,680	26,488	26,667	26,488
Average common shares outstanding (millions)	613	614	613	613	613
Closing common shares outstanding (millions)	611.9	613.7	612.9	611.9	612.9

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio.
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2016 annual MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	5

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3’17	Q2’17	Q3’16	2017	2016
Reported net income	817	574	737	1,942	1,757
Market related impacts(1)	113	(74)	57	50	(55)
Assumption changes and management actions(1)	103	11	54	115	35
Other adjustments(1)	(42)	(52)	(13)	(128)	2
Underlying net income(1)	643	689	639	1,905	1,775
Reported ROE(1)	16.2%	11.4%	15.4%	12.8%	12.4%
Underlying ROE(1)	12.7%	13.7%	13.4%	12.6%	12.5%
Impact of other notable items on reported and underlying net income
Experience related items(2)
Impact of investment activity on insurance contract liabilities	12	41	56	71	139
Mortality	30	8	(23)	59	(10)
Morbidity	3	18	(1)	15	(10)
Credit	22	25	22	51	42
Lapse and other policyholder behaviour	(12)	(10)	(3)	(37)	(4)
Expenses	(20)	(11)	(24)	(38)	(48)
Other	(2)	(7)	23	(19)	17

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Q3 2017 vs. Q3 2016

Our reported net income was $817 million in the third quarter of 2017, compared to $737 million in the third quarter of 2016. Underlying net income was $643 million in the third quarter of 2017, compared to $639 million in the third quarter of 2016. Reported net income reflected favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of assumption changes and management actions, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income reflected favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

1.	Market related impacts

Market related impacts in the third quarter of 2017 compared to the third quarter of 2016 reflected favourable interest rate and credit spread movements and changes in fair values of real estate. See section M – Non-IFRS Financial Measures in this document for a breakdown of the components of market related impacts.

2.	Assumption changes and management actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapses and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

During the third quarter of 2017, the net impact of assumption changes and management actions resulted in an increase of $103 million to reported net income, compared to an increase of $54 million in the third quarter of 2016.

6	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Assumption changes and management actions by type

The following table sets out the impact of assumption changes and management actions on our net income in the third quarter of 2017.

Q3’17		Quarterly
($ millions, after-tax)	Impact on net income(1)	Comments
Mortality/morbidity(2)	217	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF U.S. In-force Management and International insurance and favourable mortality improvement in SLF U.K.

Lapse and other policyholder behaviour	(100)	Updates to reflect lapse and other policyholder behaviour experience in all jurisdictions. The largest items were lower lapse rates on lapse supported business in SLF U.S. and updated lapse assumptions in SLF Canada’s individual insurance business.

Expenses	(73)	Updates to reflect expense experience in all jurisdictions. The largest items were a refinement to the allocation of expenses in SLF Canada and increased expenses in the closed block of business in SLF U.S. International wealth.

Investment returns(2)	62	Updates to various investment related assumptions across the Company. This included a reduction of the provision for investment risk in SLF Canada and other updated investment related assumptions, offset partially by updates to promulgated ultimate reinvestment rates.

Model enhancements and other	(3)	Various enhancements and methodology changes across all jurisdictions.
Total impact on net income(3)	103

(1)	Assumption changes and management actions is included in reported net income and is presented as an adjustment to arrive at underlying income.
(2)

Investment returns includes the impact of a decrease of 10 basis points to the promulgated Ultimate Reinvestment Rate (“URR”) announced by the Actuarial Standards Board (“ASB”) in July, 2017, which was largely in line with our estimate. In July, 2017, The ASB also finalized promulgations for future mortality improvement assumptions and calibration criteria for stochastic modelling of equity investment and risk-free interest returns; the impacts of these changes were not material.

(3)

In this table, assumption changes and management actions represent the shareholders’ net income impact (after-tax) including management actions. In Note 6.A of our Interim Consolidated Financial Statements, the impact of method and assumptions changes represents the change in shareholder and participating policyholder insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can also be found in section M – Non-IFRS Financial Measures in this document.

3.	Other adjustments

Other adjustments which decreased reported net income by $42 million in the third quarter of 2017 were comprised of Fair value adjustments on MFS’s share-based payment awards of $19 million, driven largely by the increase in valuation of MFS; Acquisition, integration and restructuring amounts of $17 million, driven largely by the impact of integration costs related primarily to the U.S. employee benefits business acquired in 2016; and $6 million related to Certain hedges in SLF Canada that do not qualify for hedge accounting. See section M – Non-IFRS Financial Measures in this document for a breakdown of the components of other adjustments.

4.	Experience related items

Experience related items in the third quarter of 2017 compared to the third quarter of 2016 reflected favourable mortality experience, driven by SLF U.S. and SLF U.K., partially offset by a lower level of gains from investing activity on insurance contract liabilities.

5.	Income Taxes

In the third quarter of 2017, our effective income tax rates on reported net income and underlying net income(1) were 19.7% and 23.5%, respectively, compared to 18.3% and 22.2%, respectively, in the third quarter of 2016. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Our effective tax rate on reported net income for the third quarter is within our expected range. Our effective tax rate on underlying income is slightly above our expected range, and was impacted by earnings in jurisdictions with higher statutory income tax rates and adjustments due to the resolution of tax matters.

(1)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	7

6.	Impact of Foreign Exchange Rates

During the third quarter of 2017, our reported net income and underlying net income decreased by $26 million and $22 million, respectively, as a result of the impact of the movement of the Canadian dollar in the third quarter of 2017 relative to the average exchange rates in the third quarter of 2016.

Q3 2017 vs. Q3 2016 (year-to-date)

Our reported net income was $1,942 million for the first nine months of 2017, compared to $1,757 million in the first nine months of 2016. Underlying net income was $1,905 million, compared to $1,775 million in the first nine months of 2016. Reported net income reflected the increased favourable impact of assumption changes and management actions and market related impacts, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments in the first nine months of 2017. Underlying net income in the first nine months of 2017, compared to the same period last year, reflected favourable mortality and morbidity experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity and unfavourable lapse and other policyholder behaviour experience.

1.	Market related impacts

Market related impacts in the first nine months of 2017 compared to the first nine months of 2016 was primarily driven by favourable changes in fair values of real estate and less unfavourable interest rates movements. See section M – Non-IFRS Financial Measures in this document for a breakdown of the components of market related impacts.

2.	Assumption changes and management actions

Assumption changes and management actions were $115 million in the first nine months of 2017, compared to $35 million in the first nine months of 2016. Assumption changes and management actions were primarily driven by the impact of assumption changes and management actions in third quarter of 2017, discussed in the previous section Q3 2017 vs. Q3 2016. See section M – Non-IFRS Financial Measures in this document for more details including references to notable impacts in previous quarters.

3.	Other adjustments

Other adjustments in the first nine months of 2017 which decreased reported net income by $128 million were comprised of Fair value adjustments on MFS’s share-based payment awards of $47 million, driven largely by the increase in valuation of MFS; Acquisition, integration and restructuring amounts of $63 million, driven largely by the impact of integration costs related primarily to the U.S. employee benefits business acquired in 2016; and $18 million related to Certain hedges in SLF Canada that do not qualify for hedge accounting.

4.	Experience related items

Experience related items in the first nine months of 2017 compared to the first nine months of 2016 reflected favourable mortality and morbidity experience. Experience related items also reflected a lower level of gains from investing activity on insurance contract liabilities and unfavourable lapse and other policyholder behaviour experience. Both periods had favourable credit experience and unfavourable expense experience.

5.	Income Taxes

For the first nine months of 2017, our effective tax rates on reported and underlying net income(1) were 14.1% and 20.1%, respectively, compared to 17.3% and 22.2%, respectively, for the first nine months of 2016. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Our reported effective tax rate for the first nine months of 2017 was most notably impacted by higher earnings in jurisdictions with lower statutory income tax rates and losses in jurisdictions with higher statutory income tax rates, in particular impacts arising from assumption changes and management actions in SLF U.S., as well as the finalization of prior years’ tax filings, which have resulted in an unusually low effective tax rate on a reported basis during the first nine months of 2017. Our effective tax rate on an underlying basis is within our expected range.

(1)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

8	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

6.	Impact of Foreign Exchange Rates

During the first nine months of 2017, our reported net income and underlying net income decreased by $41 million and $34 million, respectively, as a result of the impact of the movement of the Canadian dollar in the first nine months of 2017 relative to the average exchange rates in the first nine months of 2016.

Driving Client Strategy and Enhancing Business Processes

To advance our Client strategy and support our ongoing expense discipline, we will be taking actions to enhance business processes and organizational structures and capabilities. These actions balance our commitment to financial discipline with continued investments in enhanced service models, digital transformation and acceleration of various Client initiatives. As a result of these actions, we expect to take a restructuring charge of $40-$60 million ($30-$45 million after-tax), in the fourth quarter of 2017.

The actual restructuring charge in the fourth quarter of 2017 could differ from the Company’s estimate. See Forward-looking Statements in section N. of this document.

D. Growth

1. Sales

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Life and health sales(1)
SLF Canada	217	230	208	898	642
SLF U.S.	219	186	285	554	593
SLF Asia	163	149	168	484	452
Total life and health sales(1)	599	565	661	1,936	1,687
Wealth sales(1)
SLF Canada	3,609	3,781	2,736	11,793	8,499
SLF Asia	3,607	2,949	2,402	9,453	5,757
Total wealth sales excluding SLF Asset Management(1)	7,216	6,730	5,138	21,246	14,256
SLF Asset Management sales(1)	28,610	29,852	30,023	88,768	86,813
Total wealth sales(1)	35,826	36,582	35,161	110,014	101,069

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Total Company life and health sales were $599 million in the third quarter of 2017, compared to $661 million in the same period last year.

•

SLF Canada life and health sales were $217 million in the third quarter of 2017, compared to $208 million in the third quarter of 2016 mainly due to higher sales in Group Benefits, partially offset by lower individual life insurance sales

•

SLF U.S. life and health sales were $219 million in the third quarter of 2017, compared to $285 million in the third quarter of 2016, mainly reflecting lower employee benefits and stop-loss sales primarily due to fewer large case sales and the impact of currency

•

SLF Asia life and health sales were $163 million in the third quarter of 2017, compared to $168 million in the third quarter of 2016, mainly attributable to the currency impact from the change in the Canadian dollar and lower sales in Hong Kong, partially offset by growth in most markets

Total Company wealth sales were $35.8 billion in the third quarter of 2017, compared to $35.2 billion in the third quarter of 2016.

•

SLF Canada wealth sales were $3.6 billion in the third quarter of 2017, compared to $2.7 billion in the third quarter of 2016, largely reflecting higher sales in Group Retirement Services (“GRS”) and individual wealth

•

SLF Asia wealth sales were $3.6 billion in the third quarter of 2017, compared to $2.4 billion in the third quarter of 2016, primarily led by growth in the Philippines and India, as well as higher sales in Hong Kong, partially offset by lower sales in China and the currency impact from the change in the Canadian dollar

•

SLF Asset Management gross sales were $28.6 billion in the third quarter of 2017, compared to $30.0 billion in the third quarter of 2016, largely attributable to lower mutual fund sales in MFS and the currency impact from the change in the Canadian dollar, partially offset by higher managed fund sales in MFS and increased fund sales from SLIM.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	9

2. Premiums and Deposits

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Net premium revenue	3,716	3,923	3,888	11,203	10,629
Segregated fund deposits	2,235	2,506	2,294	8,178	7,859
Mutual fund sales(1)	20,721	21,285	23,115	66,186	62,384
Managed fund sales(1)	11,674	11,855	9,256	32,923	30,007
ASO premium and deposit equivalents(1)	1,805	1,701	1,623	5,224	5,158
Total premiums and deposits(1)	40,151	41,270	40,176	123,714	116,037
Total adjusted premiums and deposits(1)(2)	42,261	40,938	40,872	127,120	118,100

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue was $3.7 billion in the third quarter of 2017, compared to $3.9 billion in the third quarter of 2016. The decrease was primarily driven by decreases in Hong Kong in SLF Asia, Group Benefits in SLF U.S., GRS in SLF Canada and the currency impact from the change in the Canadian dollar, partially offset by higher premiums in In-force management in SLF U.S. due to the impact of recapturing certain reinsurance treaties, and Individual and Group Benefits in SLF Canada. Net premium revenue was $11.2 billion in the first nine months of 2017, compared to $10.6 billion in the same period of 2016. The increase was primarily driven by higher premiums in all business units in SLF Canada and SLF U.S., partially offset by decreases in Hong Kong in SLF Asia and the currency impact from the change in the Canadian dollar.

Segregated fund deposits were $2.2 billion in the third quarter of 2017, compared to $2.3 billion in the third quarter of 2016, primarily due to decreases in the Philippines in SLF Asia and the currency impact from the change in the Canadian dollar. Segregated fund deposits were $8.2 billion in the first nine months of 2017, compared to $7.9 billion for the same period last year. The increase was primarily driven by increases in GRS in SLF Canada and Indonesia in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar and decrease in the Philippines in SLF Asia.

Sales of mutual funds were $20.7 billion in the third quarter of 2017, a decrease of $2.4 billion over the third quarter of 2016. The lower mutual fund sales largely reflected lower sales in MFS and the currency impact from the change in the Canadian dollar, partially offset by increased sales from the Philippines and India in SLF Asia. Sales of mutual funds were $66.2 billion for the first nine months of 2017, compared to $62.4 billion in the same period in 2016. The higher mutual fund sales was primarily driven by growth in India and the Philippines in SLF Asia, increased sales from MFS and SLGI in SLF Canada, partially offset by the currency impact from the change in the Canadian dollar.

Sales of managed funds were $11.7 billion in the third quarter of 2017, compared to $9.3 billion in the third quarter of 2016. The increased managed fund sales were primarily due to higher sales in MFS, SLIM and Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar. Sales of managed funds were $32.9 billion for the first nine months of 2017, compared to $30.0 billion in the same period in 2016. The increased managed fund sales were primarily due to increases from SLIM as well as Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar and lower sales in MFS. ASO premium and deposit equivalents in the third quarter of 2017 and for the first nine months of 2017 were both up compared to the same periods last year. In both cases, the increase was attributable to increases in GRS and GB in SLF Canada, partially offset by decreases in Hong Kong in SLF Asia.

The currency impact for total premium and deposits for the third quarter of 2017 from the change in the Canadian dollar relative to average exchange rates in the third quarter of 2016 decreased total premiums and deposits by approximately $1.3 billion. The currency impact for total premium and deposits for the first nine months of 2017 from the change in the Canadian dollar relative to average exchange rates in the first nine months of 2016 decreased total premiums and deposits by approximately $1.1 billion.

3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16
Assets under management (AUM)(1)
General fund assets	158,757	161,755	160,044	161,071	164,321
Segregated funds	102,237	102,066	101,055	97,167	95,386
Mutual funds, managed funds and other AUM(1)	672,601	680,000	666,176	645,037	648,393
Total AUM(1)	933,595	943,821	927,275	903,275	908,100

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

10	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUM were $933.6 billion as at September 30, 2017, compared to AUM of $903.3 billion as at December 31, 2016. The increase in AUM of $30.3 billion between December 31, 2016 and September 30, 2017 resulted primarily from:

(i)	an increase of $95.1 billion from favourable market movements
(ii)	an increase of $1.2 billion of other business activities partially offset by
(iii)	a decrease of $53.7 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016; and
(iv)	net outflow of mutual, managed, and segregated funds of $12.3 billion.

E. Financial Strength

	Quarterly results
	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16
MCCSR ratio
Sun Life Financial	252%	248%	249%	253%	247%
Sun Life Assurance	232%	229%	229%	226%	221%
Financial leverage ratio(1)	22.5%	22.5%	22.6%	25.2%	25.6%
Dividend
Dividend payout ratio(1)	41%	39%	45%	46%	39%
Dividends per common share ($)	0.435	0.435	0.420	0.420	0.405
Capital
Subordinated debt and innovative capital instruments(2)	3,736	3,736	3,735	4,534	4,533
Participating policyholders’ equity and non-controlling interests	633	628	586	412	351
Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257
Common shareholders’ equity	20,041	20,059	19,968	19,699	19,347
Total capital	26,667	26,680	26,546	26,902	26,488

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2016 annual MD&A.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at September 30, 2017, our total capital was $26.7 billion, compared to $26.9 billion as at December 31, 2016. The decrease in total capital was primarily due to the redemption of $800 million of subordinated debt detailed below, the payment of $792 million of dividends on common shares and unfavourable foreign currency translation impact of $890 million included in other comprehensive loss, partially offset by common shareholders’ net income of $1,942 million.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly-owned holding companies had $1,526 million in cash and other liquid assets as at September 30, 2017 ($1,616 million as at December 31, 2016). The decrease in liquid assets in these holding companies in the first nine months of 2017 was primarily attributable to the redemption of $800 million subordinated debt detailed below and the payment of shareholder dividends which was partially offset by cash generated from the businesses during the period. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On March 2, 2017, SLF Inc. redeemed all of its outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures.

As at September 30, 2017, Sun Life Assurance’s MCCSR ratio was 232%, compared to 226% as at December 31, 2016. The increase in Sun Life Assurance’s MCCSR ratio over the period primarily resulted from the contribution of earnings net of dividends.

As at September 30, 2017, SLF Inc.’s MCCSR ratio was 252%, compared to 253% as at December 31, 2016. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level of $1,526 million as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

Life Insurance Capital Adequacy Test

The Office of the Superintendent of Financial Institutions (“OSFI”) will implement a revised regulatory capital framework in Canada effective January 1, 2018. The Life Insurance Capital Adequacy Test (“LICAT”) Guideline will replace the MCCSR Guideline. The LICAT Guideline defines a new framework that is intended by OSFI to improve the overall quality of available capital, provide greater risk sensitivity, better measurement of certain risks and closer alignment of risk measures with the economics of the life insurance business. The new Guideline is not expected to significantly change the level of excess capital in the industry, however capital requirements by company may change. Results as measured under LICAT are fundamentally different than under MCCSR and will not be directly comparable to MCCSR.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	11

OSFI released its LICAT Guideline in September, 2016. Since then OSFI and the industry have completed impact assessments of the guideline, including sensitivity testing and based on these assessments and testing OSFI released revisions to the Guideline on June 23, 2017 for public consultation. A final version of the Guideline is expected to be published by OSFI this fall. Sun Life Financial will continue to participate in further testing and dialogue with OSFI and industry participants during the assessment period and subsequent implementation.

We currently have a strong capital position under the MCCSR framework and expect that to continue under the LICAT framework.

Normal Course Issuer Bid

On August 14, 2017, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 11.5 million common shares between August 14, 2017 and August 13, 2018. During the third quarter of 2017, SLF Inc. purchased and cancelled approximately 1.8 million common shares at a total cost of $88 million.

F. Performance by Business Group

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Reported net income (loss)
SLF Canada	340	185	184	791	538
SLF U.S.	195	101	253	333	402
SLF Asset Management	185	183	181	539	531
SLF Asia	93	77	92	243	251
Corporate	4	28	27	36	35
Total reported net income (loss)	817	574	737	1,942	1,757
Underlying net income (loss)(1)
SLF Canada	222	266	226	717	644
SLF U.S.	161	143	135	381	360
SLF Asset Management	204	199	188	586	511
SLF Asia	90	81	80	250	233
Corporate	(34)	–	10	(29)	27
Total underlying net income (loss)(1)	643	689	639	1,905	1,775

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2016 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. SLF Canada

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Individual Insurance & Wealth	211	29	58	373	218
Group Benefits (“GB”)	74	99	100	254	237
Group Retirement Services (“GRS”)	55	57	26	164	83
Reported net income (loss)	340	185	184	791	538
Market related impacts	90	(76)	13	46	(16)
Assumption changes and management actions	34	5	(61)	46	(77)
Certain hedges that do not qualify for hedge accounting	(6)	(10)	6	(18)	(13)
Underlying net income (loss)(1)	222	266	226	717	644
Reported ROE (%)(1)	17.7	9.7	9.3	13.7	9.2
Underlying ROE (%)(1)	11.6	13.9	11.5	12.4	11.1
Life & health sales(1)	217	230	208	898	642
Wealth sales(1)	3,609	3,781	2,736	11,793	8,499

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

12	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability

Q3 2017 vs. Q3 2016

SLF Canada’s reported net income was $340 million in the third quarter of 2017, compared to $184 million in the third quarter of 2016. Underlying net income in the third quarter of 2017 was $222 million, compared to $226 million in the third quarter of 2016.

Reported net income in the third quarter of 2017 compared to the third quarter of 2016 reflected favourable market related impacts primarily driven by interest rates, increases in the fair value of real estate, partially offset by less favourable equity markets. The impact of assumption changes and management actions in the third quarter of 2017 was primarily in Individual Insurance & Wealth. Underlying net income in the third quarter of 2017 compared to the same period last year reflected growth in fee income on our wealth businesses and strong new business gains in GRS and individual insurance, and improved expense experience, offset by lower investing activity gains on insurance contract liabilities and unfavourable morbidity experience in Group Benefits.

Q3 2017 vs. Q3 2016 (year-to-date)

Reported net income was $791 million for the first nine months of 2017, compared to $538 million for the nine months ended September 30, 2016. Underlying net income was $717 million in the first nine months ended September 30, 2017, compared to $644 million in the same period last year.

Reported net income in the first nine months of 2017 compared to the first nine months of 2016 reflected favourable market related impacts driven by the impact of interest rate changes and increases in the fair value of real estate with partially offsetting impacts from less favourable equity markets and swap spreads. The impact of assumption changes and management actions in the first nine months of 2017 was primarily in Individual Insurance & Wealth. Underlying net income in the first nine months of 2017 compared to the first nine months of 2016 reflected strong new business gains in GRS and individual insurance, and favourable mortality experience in our individual wealth business and GRS. This was partially offset by lower gains from investing activity on insurance contract liabilities.

Growth

Q3 2017 vs. Q3 2016

SLF Canada life and health sales were $217 million in the third quarter of 2017, compared to $208 million in the third quarter of 2016. Individual insurance sales were 15% lower than the third quarter of last year at $87 million following a strong first six months of the year. Sales in Group Benefits of $130 million increased 23% compared to third quarter 2016, driven by a few large Client sales.

SLF Canada wealth sales were $3.6 billion in the third quarter of 2017, compared to $2.7 billion in the third quarter of 2016. Individual wealth sales of $1.3 billion were 5% above the same quarter of the prior year driven by continued growth in our wealth manufactured(1) products, including SLGI(2) mutual funds and Sun GIF(3) segregated funds. GRS sales of $2.3 billion were 53% ahead of the third quarter of 2016, due to increased renewal activity.

Q3 2017 vs. Q3 2016 (year-to-date)

SLF Canada life and health sales were $898 million in the first nine months of 2017, compared to $642 million in the same period last year. Individual insurance sales of $331 million were up 22% over the same period in the prior year, driven by solid demand for the new product suite and the impact of third-party sales in the first quarter as a result of tax legislation changes. Sales in Group Benefits of $567 million increased 53% compared to third quarter 2016 driven by several large case sales.

SLF Canada wealth sales were $11.8 billion in the first nine months of 2017, compared to $8.5 billion in the same period last year. Individual wealth sales of $4.4 billion were up 13% in the first nine months of 2017 compared to the same period last year, driven by continued growth in our wealth manufactured(1) products, including SLGI(2) mutual funds and Sun GIF(3) segregated funds. GRS sales of $7.4 billion were 61% ahead of the first nine months in 2016, due to large case defined contribution sales, a large Defined Benefit Solutions sale, and increased renewal activity.

(1)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(2)	Sun Life Global Investments (Canada) Inc.
(3)	Sun Life Guaranteed Investment Funds

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	13

2. SLF U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Group Benefits	86	16	14	110	53
International	99	209	157	317	203
In-force Management	(29)	(151)	23	(168)	49
Reported net income (loss)	156	74	194	259	305
Market related impacts	16	4	27	15	(12)
Assumption changes and management actions	23	(17)	75	(5)	73
Acquisition, integration and restructuring(1)	(12)	(19)	(11)	(44)	(30)
Underlying net income (loss)(2)	129	106	103	293	274
Reported ROE (%)	17.7	8.7	22.1	10.0	12.0
Underlying ROE (%)(2)	14.6	12.4	11.7	11.3	10.8
Life & health sales(2)	174	139	218	426	450

(C$ millions)
Reported net income (loss)	195	101	253	333	402
Underlying net income (loss)(2)	161	143	135	381	360

(1)	Acquisition, integration and restructuring amounts related to the acquisition and integration costs of the U.S. employee benefits business acquired in 2016 in Group Benefits.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q3 2017 vs. Q3 2016

SLF U.S.’s reported net income was US$156 million ($195 million) in the third quarter of 2017, compared to US$194 million ($253 million) in the third quarter of 2016. Underlying net income was US$129 million ($161 million), compared to US$103 million ($135 million) in the third quarter of 2016. The impact from the movement of the Canadian dollar in the third quarter of 2017 relative to average exchange rates in the third quarter of 2016 decreased reported net income and underlying net income by $8 million and $6 million, respectively.

Reported net income in the third quarter of 2017 compared to the third quarter of 2016 reflected less favourable impact of market related impacts driven by interest rates. Assumption changes and management actions in the third quarter of 2017 had net favourable impacts in International and Group Benefits, and net unfavourable impacts in In-force Management. Acquisition, integration and restructuring amounts were consistent with the same quarter in prior year. Underlying net income in the third quarter of 2017 compared to the third quarter of 2016 reflected improved morbidity experience in stop-loss and favourable mortality experience in the group life business, both driven by improved underwriting experience in Group Benefits, as our pricing actions, investments in claims management and expense initiatives continue to improve profitability. This was partially offset by unfavourable lapse and other policyholder behaviour.

Q3 2017 vs. Q3 2016 (year-to-date)

SLF U.S.’s reported net income was US$259 million ($333 million) for the first nine months ended September 30, 2017, compared to reported net income of US$305 million ($402 million) for the same period last year. Underlying net income was US$293 million ($381 million) in the first nine months of 2017, compared to US$274 million ($360 million) in the same period of 2016. The impact from the movement in the Canadian dollar in the first nine months of 2017 relative to average exchange rates in the first nine months of 2016 decreased reported net income and underlying net income by $4 million.

Reported net income in the first nine months of 2017 compared to the first nine months of 2016 reflected favourable market impacts primarily driven by interest rates and equity markets partially offset by unfavourable impact from acquisition, integration and restructuring amounts. The impact of assumption changes and management actions in the first nine months of 2017 was an unfavourable impact in In-force Management largely offset by a favourable impact in International, primarily driven by the impact in the second quarter of 2017 which is described in section M – Non-IFRS Financial Measures in this document.

Underlying net income in the first nine months of 2017 compared to the first nine months of 2016 reflected an increase in gains from investing activities on insurance contract liabilities, improved morbidity experience in Group Benefits, improved mortality experience in the group life business, and a full nine months of income from the acquired group benefits business purchased in the prior year. These items were partially offset by unfavourable policyholder behaviour in In-force Management and less favourable mortality experience in International.

14	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Growth

Q3 2017 vs. Q3 2016

SLF U.S. life and health sales were US$174 million in the third quarter of 2017, compared to US$218 million in the third quarter of 2016. Group Benefits sales decreased 22% compared to the third quarter of 2016, with decreases in both employee benefits and medical stop-loss due to pricing discipline. In addition, we had fewer large case sales and we achieved sales growth in the small-case and medium-case markets. International sales were consistent with the third quarter of the prior year.

Q3 2017 vs. Q3 2016 (year-to-date)

SLF U.S. life and health sales were US$426 million in the first nine months of 2017, compared to US$450 million in the same period of 2016. Group Benefits sales decreased 8% compared to the first nine months of 2016, with decreases in both employee benefits and medical stop loss in light of pricing discipline and fewer large case sales. International sales were up 14% in the first nine months in 2017 compared to the same period last year.

3. SLF Asset Management

	Quarterly results			Year-to-date
SLF Asset Management (C$ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Reported net income	185	183	181	539	531
Fair value adjustments on MFS’s share-based payment awards	(19)	(16)	(7)	(47)	20
Underlying net income(1)	204	199	188	586	511
Assets under management (C$ billions)(1)	647.7	655.3	629.7	647.7	629.7
Gross sales (C$ billions)(1)	28.6	29.8	30.0	88.8	86.8
Net sales (C$ billions)(1)	(1.9)	(4.6)	0.1	(19.0)	(1.8)

MFS (C$ millions)
Reported net income	180	177	174	521	511
Underlying net income(1)	199	193	181	568	491
Assets under management (C$ billions)(1)	591.2	599.0	578.6	591.2	578.6
Gross sales (C$ billions)(1)	26.3	27.3	28.2	80.9	81.9
Net sales (C$ billions)(1)	(3.3)	(5.5)	(1.2)	(23.4)	(4.0)
(US$ millions)
Reported net income	143	132	133	399	386
Fair value adjustments on MFS’s share-based payment awards	(16)	(12)	(5)	(37)	15
Underlying net income(1)	159	144	138	436	371
Pre-tax operating profit margin ratio(1)	41%	36%	38%	38%	37%
Average net assets (US$ billions)(1)	468.2	453.2	437.8	453.1	420.0
Assets under management (US$ billions)(1)(2)	474.2	462.1	440.8	474.2	440.8
Gross sales (US$ billions)(1)	21.0	20.3	21.6	61.9	61.9
Net sales (US$ billions)(1)	(2.7)	(4.0)	(0.9)	(17.8)	(3.0)
Asset appreciation (depreciation) (US$ billions)	14.7	25.2	16.7	66.4	30.6
S&P 500 Index (daily average)	2,465	2,396	2,161	2,396	2,063
MSCI EAFE Index (daily average)	1,934	1,856	1,678	1,846	1,640

SLIM (C$ millions)
Reported net income and underlying net income(1)	5	6	7	18	20
Assets under management (C$ billions)(1)	56.5	56.3	51.1	56.5	51.1
Gross sales (C$ billions)(1)	2.3	2.5	1.8	7.8	4.9
Net sales (C$ billions)(1)	1.5	0.9	1.3	4.5	2.2

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the “About MFS” section of its website at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	15

Profitability

Q3 2017 vs. Q3 2016

SLF Asset Management’s reported net income was $185 million in the third quarter of 2017, compared to $181 million in the third quarter of 2016. SLF Asset Management had underlying net income of $204 million in the third quarter of 2017, compared to $188 million in the third quarter of 2016. The impact from the movement of the Canadian dollar in the third quarter of 2017 relative to average exchange rates in the third quarter of 2016 decreased reported net income and underlying net income by $7 million and $8 million, respectively.

SLF Asset Management’s reported net income and underlying net income increased compared to the same quarter in 2016 due to MFS’s results as described below.

In U.S. dollars, MFS’s reported net income was US$143 million in the third quarter of 2017, compared to US$133 million in the third quarter of 2016. MFS’s underlying net income was US$159 million in the third quarter of 2017, compared to US$138 million in the third quarter of 2016. MFS’s reported net income and underlying net income increased in the third quarter of 2017 compared to the same period in 2016, primarily due to higher average net assets. MFS’s pre-tax operating profit margin ratio was 41% in the third quarter of 2017, up from 38% in the third quarter of 2016 due primarily to higher average net assets and favourable impacts from expenses and investment income.

SLIM’s reported net income was $5 million compared to $7 million in the third quarter of 2016.

Q3 2017 vs. Q3 2016 (year-to-date)

SLF Asset Management’s reported net income for the first nine months ended September 30, 2017 was $539 million, compared to $531 million for the same period last year. Underlying net income was $586 million for the first nine months of 2017, compared to $511 million for the nine months ended September 30, 2016. The impact from the movement of the Canadian dollar in the first nine months of 2017 relative to average exchange rates in the first nine months of 2016 decreased reported net income and underlying net income by $6 million.

MFS’s reported net income for the nine months ended September 30, 2017 was US$399 million, compared to US$386 million for the same period last year. MFS’s underlying net income was US$436 million for the first nine months of 2017, compared to US$371 million for the nine months ended September 30, 2016. MFS’s reported net income reflected the impact of Fair value adjustments on MFS’s share-based payment awards compared to the same period last year. MFS’s reported and underlying net incomes in U.S. dollars for the first nine months of 2017 increased compared to the same period last year driven primarily by higher average net assets and lower taxes.

SLIM’s reported net income for the nine months ended September 30, 2017 was $18 million compared to $20 million for the same period last year.

Growth

SLF Asset Management’s AUM was $647.7 billion as at September 30, 2017, compared to $624.8 billion as at December 31, 2016. The increase in AUM was primarily due to asset appreciation, partially offset by unfavourable currency impact and net outflows. MFS’s AUM was US$474.2 billion ($591.2 billion) as at September 30, 2017, compared to US$425.6 billion ($571.6 billion) as at December 31, 2016. The increase of US$48.6 billion was primarily driven by gross sales of US$61.9 billion and asset appreciation of US$66.4 billion, partially offset by redemptions of US$79.7 billion. Net outflows at MFS were primarily driven by institutional Client portfolio re-balancing and the trend to passive investing. 84%, 82% and 95% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of September 30, 2017.

SLIM’s AUM was $56.5 billion as at September 30, 2017, compared to $53.2 billion as at December 31, 2016. This increase was primarily due to net sales of $4.5 billion.

4. SLF Asia

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Reported net income (loss)	93	77	92	243	251
Market related impacts	(4)	(9)	5	(19)	(19)
Assumption changes and management actions	7	5	4	12	3
Acquisition, integration and restructuring	–	–	3	–	34
Underlying net income (loss)(1)	90	81	80	250	233
Reported ROE (%)(1)	8.8	7.2	9.0	7.6	8.7
Underlying ROE (%)(1)	8.4	7.6	7.8	7.8	8.1
Life & health sales(1)	163	149	168	484	452
Wealth sales(1)	3,607	2,949	2,402	9,453	5,757

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

16	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability

Q3 2017 vs. Q3 2016

SLF Asia’s reported net income was $93 million in the third quarter of 2017, compared to reported net income of $92 million in the third quarter of 2016. Underlying net income was $90 million, compared to $80 million in the third quarter of 2016. The impact from the movement of the Canadian dollar in the third quarter of 2017 relative to average exchange rates in the third quarter of 2016 reduced reported net income and underlying net income by $8 million and $7 million, respectively.

Reported net income in the third quarter of 2017 compared to the third quarter of 2016 reflected unfavourable market related impacts, primarily driven by interest rates and equity market changes, partially offset by the favourable impact of assumption changes and management actions. Underlying net income in the third quarter of 2017, compared to the third quarter of 2016, reflected growth in fee income business and higher level of gains from available-for-sale (“AFS”) assets.

Q3 2017 vs. Q3 2016 (year-to-date)

Reported net income was $243 million for the first nine months of 2017, compared to $251 million for the same period last year. Underlying net income for the first nine months of 2017 was $250 million, compared to $233 million in the same period last year. The unfavourable impact of the change in the Canadian dollar in the first nine months of 2017 relative to average exchange rates in the same period last year decreased reported net income and underlying net income by $12 million and $13 million, respectively.

Reported net income in the first nine months of 2017 compared to the first nine months of 2016 reflected favourable impact from assumption changes and management actions. The first nine months of 2016 reflected the favourable impact of acquisition, integration and restructuring amounts related to remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam and over the operations of CIMB Sun Life in Indonesia. Underlying net income for the first nine months of 2017 compared to first nine months of 2016 reflected growth in fee income business and higher level of gains from AFS assets.

Growth

Q3 2017 vs. Q3 2016

SLF Asia life and health sales were $163 million in the third quarter of 2017, compared to $168 million in the third quarter of 2016. Total individual insurance sales decreased 4% compared to the third quarter of 2016 due to the strengthening of the Canadian dollar and lower sales in Hong Kong. On a constant currency basis, individual insurance sales increased 3%. Momentum in our Most Respected Advisor initiative drove higher agency sales and continues to deepen our relationship with key distribution partners across the region.

SLF Asia wealth sales were $3.6 billion in the third quarter of 2017, compared to $2.4 billion in the third quarter of 2016. Strong wealth sales were led by growth in equity and fixed income funds in our Indian joint venture mutual fund company, Aditya Birla Sun Life AMC Limited, and our asset management company in the Philippines, as well as our growing pensions business in Hong Kong.

Q3 2017 vs. Q3 2016 (year-to-date)

SLF Asia life and health sales were $484 million in the first nine months of 2017, compared to $452 million in the first nine months of 2016. Total individual insurance sales in the first nine months of 2017 increased 8% from the first nine months of 2016. On a constant currency basis, individual insurance sales increased 12%. Sales increased in all markets with the exception of Hong Kong driven by organic growth as well as our increase in ownership in Indonesia, Vietnam and India.

SLF Asia wealth sales were $9.5 billion in the first nine months of 2017, compared to $5.8 billion in the first nine months of 2016. Exceptional wealth sales were driven by growth in our mutual fund operations in India and the Philippines, as well as our Hong Kong pensions business.

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
SLF U.K.	72	58	86	175	158
Corporate Support	(68)	(30)	(59)	(139)	(123)
Reported net income (loss)	4	28	27	36	35
Market related impacts	7	6	4	5	(7)
Assumption changes and management actions	33	23	13	65	14
Acquisition, integration and restructuring(1)	(2)	(1)	–	(5)	1
Underlying net income (loss)(2)	(34)	–	10	(29)	27

(1)

Acquisition, integration and restructuring amounts consisted primarily of acquisition and integration costs from Bentall Kennedy Group of Companies, Prime Advisors, Inc. and Ryan Labs Asset Management Inc. in Corporate Support.

(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	17

Profitability

Q3 2017 vs. Q3 2016

Corporate had reported net income of $4 million in the third quarter of 2017, compared to $27 million in the third quarter of 2016. Reported net income in Corporate in the third quarter of 2017 reflected the favourable impact of assumption changes and management actions. Underlying net loss was $34 million, compared to underlying net income of $10 million in the third quarter of 2016. The impact from the movement of the Canadian dollar relative to the U.K. pound in the third quarter of 2017 relative to average exchange rates in the third quarter of 2016 decreased reported net income by C$3 million and increased underlying net loss by $1 million.

SLF U.K.’s reported net income in the third quarter of 2017 compared to the third quarter of 2016 reflected favourable mortality and favourable impact of assumption changes and management actions offset by lower level of gains from investing activity on insurance contract liabilities compared to strong gains in the third quarter of 2016.

Corporate Support had a reported net loss of $68 million in the third quarter of 2017, compared to a reported net loss of $59 million in the third quarter of 2016. The increase in loss was primarily due to higher expenses and the resolution of tax matters in the quarter.

Q3 2017 vs. Q3 2016 (year-to-date)

The reported net income was $36 million in the Corporate segment for the nine months ended September 30, 2017, compared to a reported net income of $35 million for the same period last year. Reported net income in Corporate in the first nine months of 2017 reflected favourable impact of assumption changes and management actions. Underlying net loss was $29 million in the nine months ended September 30, 2017, compared to an underlying net income of $27 million in the nine months ended September 30, 2016. The impact from the movement of the Canadian dollar relative to the U.K. pound in the first nine months of 2017 relative to average exchange rates in the same period last year decreased reported net income by $19 million and increased underlying net loss by $11 million.

SLF U.K.’s reported net income in the nine months ended September 30, 2017 compared to the same period in 2016 reflected the favourable impact of assumption changes and management actions, improved equity markets and favourable mortality experience, partially offset by lower level of gains from investing activity on insurance contract liabilities compared to strong gains in the same period of 2016.

In Corporate Support, the reported net loss for the nine months ended September 30, 2017 was $139 million compared to a reported net loss of $123 million for the same period last year. The first nine months of 2017 reflected higher expenses.

G. Investments

We had total general fund invested assets of $141.5 billion as at September 30, 2017, compared to $142.4 billion as at December 31, 2016. The decrease in general fund invested assets of $0.9 billion was primarily due to the currency impact of the strengthening Canadian dollar and the redemption of subordinated debt, partially offset by changes in operating activity and net fair value growth. Our general fund invested assets are well diversified across investment types, geographies, and sectors with the majority of our portfolio invested in fixed income high quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	September 30, 2017		December 31, 2016
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,063	5.7%	8,642	6.1%
Debt securities	70,562	50.0%	71,887	50.6%
Equity securities	5,991	4.2%	5,774	4.0%
Mortgages and loans	41,226	29.1%	40,775	28.6%
Derivative assets	1,510	1.1%	1,608	1.1%
Other invested assets	4,020	2.8%	3,931	2.8%
Policy loans	3,066	2.1%	3,141	2.2%
Investment properties(2)	7,034	5.0%	6,592	4.6%
Total invested assets	141,472	100%	142,350	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

(2)

As a result of the relocation of our head office location, the September 30, 2017 balance includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 million from Other Assets to Investment properties. The reclassification recognized revaluation surplus of $172 million, which was recorded as an increase of $139 million of accumulated other comprehensive income, net of taxes of $33 million.

18	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

1. Energy

As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at September 30, 2017, our direct exposure to energy through our debt securities and loan holdings was approximately $5.0 billion or 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was approximately $2.9 billion(1) or 2% of total invested assets.

Debt Securities and Loans

As at September 30, 2017, our holdings in debt securities and loans in the energy sector were $5.0 billion (compared to $5.4 billion as at December 31, 2016). The credit quality of our portfolio is stable and remains strong at 94% investment grade(2).

Mortgage and Real Estate

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings impacted by the oil and gas sector are located in Alberta, where our real estate holdings represented approximately 18% of our global real estate portfolio and our uninsured mortgage holdings represented approximately 5% of our global mortgage portfolio as at September 30, 2017. As energy prices remain below peak 2014 levels, market fundamentals within the province continue to deteriorate resulting in rising vacancy levels and lower rental rates. The Alberta office market has softened due to a combination of new supply and the effects of the downturn in the energy sector. Should these trends continue, there may be further reductions in real estate valuations in the province particularly in the office sector.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. There has been downward pressure on real estate in the province of Alberta, and we continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

2. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities.

With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at September 30, 2017.

Debt securities with a credit rating of “A” or higher represented 70.6% of the total debt securities as at September 30, 2017, compared to 69.6% as at December 31, 2016. Debt securities with a credit rating of “BBB” or higher represented 98.3% of total debt securities as at September 30, 2017, compared to 97.6% as at December 31, 2016.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	September 30, 2017		December 31, 2016
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	17,326	1,715	17,371	1,476
United States	1,907	4,734	1,890	4,733
United Kingdom	2,069	1,006	2,201	1,085
Philippines	2,365	12	2,619	15
Eurozone(1)	189	726	219	697
Other	1,314	1,293	1,305	1,297
Total(2)	25,170	9,486	25,605	9,303
% of Total Invested Assets	17.8%	6.7%	18.0%	6.5%
% of Total Debt Securities	35.7%	13.4%	35.6%	12.9%

(1)

Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. Of our exposure to Eurozone countries, 100.0% was rated investment grade and 83.8% had a credit rating of “A” or higher as at September 30, 2017 and 99.8% was rated investment grade and 83.5% had a credit rating of “A” or higher as at December 31, 2016.

(2)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.

Our gross unrealized losses as at September 30, 2017 for FVTPL and AFS debt securities were $0.50 billion and $0.12 billion, respectively, compared with $0.72 billion and $0.14 billion, respectively, as at December 31, 2016.

(1)	The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
(2)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	19

Our debt securities as at September 30, 2017 included $6.0 billion of asset-backed securities, representing 8.5% of our total debt securities, or 4.2% of our total invested assets. This compares to $5.9 billion, representing 8.3% of total debt securities, or 4.2% of our total invested assets as at December 31, 2016.

3. Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at September 30, 2017, we had $41.2 billion in mortgages and loans, representing 29.1% of our total invested assets, compared to $40.8 billion representing 28.6% as at December 31, 2016. Our mortgage portfolio consisted almost entirely of first mortgages, and our loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	September 30, 2017			December 31, 2016
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,320	13,213	21,533	8,234	13,120	21,354
United States	6,841	8,929	15,770	7,162	8,562	15,724
United Kingdom	–	1,352	1,352	–	803	803
Other	–	2,571	2,571	–	2,894	2,894
Total	15,161	26,065	41,226	15,396	25,379	40,775
% of Total Invested Assets	10.7%	18.4%	29.1%	10.8%	17.8%	28.6%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at September 30, 2017, we held $15.2 billion of mortgages, compared to $15.4 billion as at December 31, 2016. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial, and land properties. As at September 30, 2017, 28.9% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of 55% as at September 30, 2017, consistent with December 31, 2016. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.78 times. Of the $3.2 billion of multi-family residential loans in the Canadian commercial mortgage portfolio, 90.3% were insured by the CMHC.

As at September 30, 2017, we held $26.1 billion of loans, compared to $25.4 billion as at December 31, 2016. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure. Our strategy is to continue to focus our efforts on the origination of new private placement assets.

20	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

The gross carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	September 30, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,143	26,005	41,148	–		–	–
Past due:
Past due less than 90 days	8	–	8	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	31	90	121	21	(1)	30	51
Total	15,182	26,095	41,277	21		30	51

	December 31, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,378	25,379	40,757	–		–	–
Past due:
Past due less than 90 days	2	–	2	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	39	7	46	23	(1)	7	30
Total	15,419	25,386	40,805	23		7	30

(1)	Includes $19 million of sectoral provisions as at September 30, 2017 and $21 million of sectoral provisions as at December 31, 2016.

Our impaired mortgages and loans, net of allowance for losses, were $70 million as at September 30, 2017, compared to $16 million as at December 31, 2016. The increase of $54 million in impaired loans was primarily due to the addition of two creditors in the first quarter of 2017.

4. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

Derivative Instruments

($ millions)	September 30, 2017	December 31, 2016
Net fair value asset (liability)	(313)	(904)
Total notional amount	53,363	54,350
Credit equivalent amount	534	510
Risk-weighted credit equivalent amount	5	5

The total notional amount of derivatives in our portfolio decreased to $53.4 billion as at September 30, 2017, from $54.4 billion as at December 31, 2016.

The fair value of derivatives was a net liability of $313 million as at September 30, 2017, compared to a net liability of $904 million as at December 31, 2016. The increase in net fair value was due primarily to increases in fair value of our foreign exchange contracts, partially offset by a decrease in fair value of our interest rate contracts.

5. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	21

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2017 was $2,203 million compared to $2,247 million as at December 31, 2016. The decrease of $44 million was primarily due to strengthening of the Canadian dollar and the release of provisions on fixed income assets supporting our insurance contract liabilities, partially offset by increases in the provision for assets purchased, net of dispositions.

H. Risk Management

The shaded text and tables in this section H. represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2017. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to 7 – Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $41 million (pre-tax) in net gains on the sale of AFS assets during the third quarter of 2017 ($53 million pre-tax in the third quarter of 2016). The net unrealized gains or OCI position on AFS fixed income and equity assets were $119 million and $142 million, respectively, after-tax as at September 30, 2017 ($86 million and $125 million, respectively, after-tax as at December 31, 2016).

(1)	Net income refers to common shareholders’ net income in section H – Risk Management in this document.

22	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the estimated immediate impact on or sensitivity of our net income and OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2017 and December 31, 2016.

Interest Rate and Equity Market Sensitivities

As at September 30, 2017(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(100)	$50	$100
Potential impact on OCI	$550	$250	$(250)	$(500)
Potential impact on MCCSR(4)	9% points decrease	4% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	3% points increase

As at December 31, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(200)	$(100)	$50	$50
Potential impact on OCI	$550	$250	$(250)	$(500)
Potential impact on MCCSR(4)	8% points decrease	3% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	4% points increase

(1)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2017 and December 31, 2016 with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2017 and December 31, 2016, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2017 and December 31, 2016. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

(5)

Represents the respective change across all equity markets as at September 30, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income and MCCSR sensitivities to interest rates have changed since December 31, 2016. The increase in sensitivity to interest rates is primarily the result of assumption changes and management actions in the first nine months of 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	23

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
September 30, 2017	$(100)	$100
December 31, 2016	$(125)	$125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
September 30, 2017	$25	$(25)
December 31, 2016	$25	$(25)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to 7 – Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

24	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at September 30, 2017 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at September 30, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,262	266	10,757	376
SLF U.S.	3,859	268	3,926	121
Run-off reinsurance(4)	2,500	408	1,606	404
Total	18,621	942	16,289	901

As at December 31, 2016
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,354	348	10,961	499
SLF U.S.	4,361	430	4,681	171
Run-off reinsurance(4)	2,695	494	1,864	469
Total	19,410	1,272	17,506	1,139

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2016 to September 30, 2017 primarily resulted from the following factors:

(i)	the total fund values decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business, this was partially offset by favourable equity market movements;
(ii)	the total Amount at Risk decreased due to the strengthening of the Canadian dollar against the U.S. dollar, favourable equity market movements and the net redemptions from legacy business;
(iii)	the total value of guarantees decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business; and
(iv)	the total insurance contract liabilities decreased due to the strengthening of the Canadian dollar against the U.S. dollar, favourable equity market movements and the net redemptions from legacy business.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at September 30, 2017, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2017 and December 31, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	25

Impact of Segregated Fund Hedging

September 30, 2017
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(200)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	(50)	(100)

December 31, 2016
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(550)	(200)	(550)
Hedging impact	250	550	150	450
Net of hedging	–	–	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2017 and December 31, 2016, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at September 30, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2017 would decrease net income(1) by approximately $225 million ($200 million decrease as at December 31, 2016). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2017 would increase net income by approximately $225 million ($200 million increase as at December 31, 2016).

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2016 have been included for comparative purposes only.

(1)	Net income sensitivities have been rounded to the nearest $25 million.

26	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2017 and December 31, 2016, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2017 and December 31, 2016, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2016 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	27

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Premiums
Gross	4,741	5,056	4,937	14,530	13,835
Ceded	(1,025)	(1,133)	(1,049)	(3,327)	(3,206)
Net premiums	3,716	3,923	3,888	11,203	10,629
Net investment income
Interest and other investment income	1,328	1,372	1,359	4,014	4,123
Fair value(1) and foreign currency changes on assets and liabilities	(974)	1,309	1,182	993	7,135
Net gains (losses) on available-for-sale assets	41	58	53	154	182
Fee income	1,444	1,460	1,410	4,322	4,138
Total revenue	5,555	8,122	7,892	20,686	26,207
Adjusted revenue(2)	7,456	7,461	7,406	22,142	21,135

(1)	Represents the change in fair value of fair value through profit or loss (“FVTPL”) assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue in the third quarter of 2017 was $5.6 billion, compared to $7.9 billion in the third quarter of 2016. The decrease was mainly attributable to reductions in the fair value of FVTPL assets largely due to the increases in interest rates in the third quarter in 2017 compared to decreases in interest rates in the same period last year. The currency impact from the change in the Canadian dollar relative to average exchange rates in the third quarter of 2016 decreased revenue by $164 million.

Revenue was $20.7 billion for the nine months ended September 30, 2017, down $5.5 billion from the comparable period last year. The decrease was mainly attributable to lower net gains in the fair value of FVTPL assets largely due to movements in interest rates and tightening credit spreads in the first nine months of 2016 and impacts from interest rates derivatives, partially offset by higher net premium revenue in SLF Canada and SLF U.S. The currency impact from the change in the Canadian dollar relative to average exchange rates in the first nine months of 2016 decreased revenue by $205 million.

Adjusted revenue was $7.5 billion in the third quarter of 2017, slightly up from the third quarter of 2016. Adjusted revenue of $22.1 billion for the nine months ended September 30, 2017 was $1.0 billion higher compared to the same period last year. In both cases, the increase was primarily driven by higher net premium revenue in SLF Canada, increased fee income from SLF Asset Management, SLF Canada, SLF U.S. and SLF Asia, partially offset by lower net premium revenue in SLF Asia.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $158.8 billion as at September 30, 2017, compared to $161.1 billion as at December 31, 2016, primarily a result of a decrease of $4.9 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016, partially offset by an increase of $1.6 billion from business activities and $1.0 billion from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $107.5 billion as at September 30, 2017 decreased by $0.9 billion compared to December 31, 2016, mainly due to the currency impact from the change in the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016, partially offset by balances arising from new policies and changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $22.3 billion as at September 30, 2017, compared to $22.0 billion as at December 31, 2016. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2.0 billion in 2017, before preferred share dividends of $70 million;
(ii)	revaluation surplus from the transfer to investment properties of our former head office location of $139 million;
(iii)	net unrealized gains on AFS assets in OCI of $50 million;
(iv)	changes in the remeasurement of defined benefit plans of $24 million; and
(v)	$6 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(vi)	a decrease of $882 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016;
(vii)	common share dividend payments of $792 million;
(viii)	a decrease of $88 million from the repurchase and cancellation of common shares; and
(ix)	a decrease of $55 million from OCI of joint ventures and associates.

As at October 27, 2017, SLF Inc. had 611,976,729 common shares, 3,230,077 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

28	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

3. Cash Flows

	Quarterly results		Year-to-date
($ millions)	Q3’17	Q3’16	2017	2016
Net cash and cash equivalents, beginning of period	5,424	4,791	6,509	6,512
Cash flows provided by (used in):
Operating activities	630	640	1,334	2,291
Investing activities	(66)	(151)	(198)	(1,792)
Financing activities	(453)	594	(1,999)	(795)
Changes due to fluctuations in exchange rates	(104)	41	(215)	(301)
Increase (decrease) in cash and cash equivalents	7	1,124	(1,078)	(597)
Net cash and cash equivalents, end of period	5,431	5,915	5,431	5,915
Short-term securities, end of period	2,462	1,948	2,462	1,948
Net cash, cash equivalents and short-term securities, end of period	7,893	7,863	7,893	7,863

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The lower cash flows used in investing activities in the third quarter of 2017 compared to the same period last year were primarily due to the ownership increase in our Indonesia joint venture in the third quarter of 2016. The higher cash flows used in financing activities in the third quarter of 2017 compared to the same period last year were largely attributable to the issuance of senior debentures in the third quarter of 2016.

4. Goodwill Impairment Testing

In the fourth quarter of 2017, we will perform our annual goodwill impairment testing. Testing is conducted by comparing a cash generating unit’s (“CGU’s”) carrying value to its recoverable amount. We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use an appraisal methodology with market assumptions commonly used in the valuation of insurance or asset management companies. Goodwill is not recognized as an asset for MCCSR purposes and is deducted from available capital. Therefore, impairment charges against goodwill do not have any impact on the calculation to determine MCCSR.

A listing of our CGUs as at December 31, 2016 and the goodwill allocated to them is included in Note 9 of our 2016 Annual Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	29

5. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	Q1’16	Q4’15
Total revenue	5,555	8,122	7,009	2,366	7,892	9,533	8,782	5,567

Common shareholders’ net income (loss)
Reported	817	574	551	728	737	480	540	536
Underlying(1)	643	689	573	560	639	554	582	646
Diluted EPS ($)
Reported	1.32	0.93	0.89	1.18	1.20	0.78	0.88	0.87
Underlying(1)	1.05	1.12	0.93	0.91	1.04	0.90	0.95	1.05
Basic reported EPS ($)
Reported	1.33	0.93	0.90	1.19	1.20	0.78	0.88	0.88
Reported net income (loss) by segment
SLF Canada	340	185	266	398	184	185	169	210
SLF U.S.	195	101	37	106	253	54	95	100
SLF Asset Management	185	183	171	198	181	173	177	177
SLF Asia	93	77	73	58	92	68	91	73
Corporate	4	28	4	(32)	27	–	8	(24)
Total reported net income (loss)	817	574	551	728	737	480	540	536
Underlying net income (loss) by segment(1)
SLF Canada	222	266	229	243	226	200	218	269
SLF U.S.	161	143	77	87	135	114	111	158
SLF Asset Management	204	199	183	188	188	153	170	183
SLF Asia	90	81	79	62	80	85	68	52
Corporate	(34)	–	5	(20)	10	2	15	(16)
Total underlying net income (loss)(1)	643	689	573	560	639	554	582	646

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Second Quarter 2017

Reported net income was $574 million in the second quarter of 2017, reflecting the unfavourable effect of market related impacts driven by interest rate changes, the unfavourable impact of acquisition, integration and restructuring amounts, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $689 million, reflecting business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience, partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience.

First Quarter 2017

Reported net income was $551 million in the first quarter of 2017, reflecting the favourable effect of market related impacts partially offset by the unfavourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS’s share-based payment awards. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $573 million, reflecting favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Fourth Quarter 2016

Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

30	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter 2016

Reported net income was $737 million in the third quarter of 2016, reflecting favourable equity markets, interest rates, and assumption changes and management actions. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $639 million, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

Second Quarter 2016

Reported net income was $480 million in the second quarter of 2016, reflecting unfavourable impact of interest rates. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $554 million, reflecting unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

First Quarter 2016

Reported net income was $540 million in the first quarter of 2016, reflecting unfavourable impacts from interest rates and equity markets. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $582 million, reflecting favourable impact of strong investing activities and positive morbidity experience.

Fourth Quarter 2015

Reported net income was $536 million in the fourth quarter of 2015 reflecting costs related to acquisition, integration and restructuring and unfavourable interest rate impact. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $646 million, reflecting favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit, morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S., partially offset by unfavourable expense experience including investment in growing our businesses.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2016.

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our consolidated statement of operations. The adoption of IFRS 17 will be a significant initiative for us and the industry. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on July 1, 2017 and ended on September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	31

M. Non-IFRS Financial Measures

1. Updates to Non-IFRS measures

Beginning in first quarter of 2017, we stopped reporting operating net income and its related measures, operating earnings per share (“EPS”) and operating return on equity (“ROE”), in order to streamline our use of non-IFRS financial measures. The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

2. Underlying net income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts, which include: (i) impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of real estate properties in the reporting period.
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities;
(c)	Other adjustments:

(i)	certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that when removed assist in explaining our results from period to period.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS exclude the dilutive impact of convertible instruments.

32	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3’17	Q2’17	Q3’16	2017	2016
Reported net income	817	574	737	1,942	1,757
Equity market impact
Impact from equity market changes	24	(4)	27	38	33
Basis risk impact	(6)	9	2	5	(8)
Equity market impact	18	5	29	43	25
Interest rate impact(1)
Impact of interest rate changes	58	(65)	20	(4)	(115)
Impact of credit spread movements	2	(19)	(14)	(28)	(16)
Impact of swap spread movements	9	(8)	12	(15)	35
Interest rate impact	69	(92)	18	(47)	(96)
Impact of changes in the fair value of real estate	26	13	10	54	16
Market related impacts	113	(74)	57	50	(55)
Assumption changes and management actions	103	11	54	115	35
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	(6)	(10)	6	(18)	(13)
Fair value adjustments on MFS’s share-based payment awards	(19)	(16)	(7)	(47)	20
Acquisition, integration and restructuring	(17)	(26)	(12)	(63)	(5)
Total of other adjustments	(42)	(52)	(13)	(128)	2
Underlying net income (loss)	643	689	639	1,905	1,775
Reported EPS (diluted) ($)	1.32	0.93	1.20	3.16	2.85
Market related impacts ($)	0.18	(0.12)	0.09	0.08	(0.08)
Assumption changes and management actions ($)	0.17	0.02	0.09	0.19	0.06
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.01)	(0.02)	0.01	(0.03)	(0.02)
Fair value adjustments on MFS’s share-based payment awards ($)	(0.03)	(0.03)	(0.01)	(0.07)	0.03
Acquisition, integration and restructuring ($)	(0.03)	(0.04)	(0.02)	(0.10)	(0.01)
Impact of convertible securities on diluted EPS ($)	(0.01)	–	–	(0.01)	(0.02)
Underlying EPS (diluted) ($)	1.05	1.12	1.04	3.10	2.89

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

3. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid to diluted underlying EPS for the period.

Sales. In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	33

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Revenue	5,555	8,122	7,892	20,686	26,207
Constant Currency Adjustment	(159)	96	–	(188)	–
FV Adjustment	(974)	1,309	1,182	993	7,135
Reinsurance in SLF Canada’s GB Operations Adjustment	(768)	(744)	(696)	(2,261)	(2,063)
Adjusted revenue	7,456	7,461	7,406	22,142	21,135

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results			Year-to-date
($ millions)	Q3’17	Q2’17	Q3’16	2017	2016
Premiums and deposits	40,151	41,270	40,176	123,714	116,037
Constant Currency Adjustment	(1,342)	1,076	–	(1,145)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(768)	(744)	(696)	(2,261)	(2,063)
Adjusted premiums and deposits	42,261	40,938	40,872	127,120	118,100

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of assumption changes and management actions on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Note 6.A of our Interim Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance Contract Liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

34	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

The view in this document of assumption changes and management actions is the impact on shareholders’ net income (after tax). The Interim Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures.

($ millions)	Q3’17	Q2’17	Q1’17	2017
Impact of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	95	342	172	609
Less: Participating Policyholders(2)(7)	(13)	2	157	146
Impact of method and assumption changes excluding participating policyholders (pre-tax)	108	340	15	463
Less: Tax	(10)	115	4	109
Impact of method and assumption changes excluding participating policyholders (after-tax)	118	225	11	354
Add: Management Actions (after-tax)(3)	(21)	(214)	(8)	(243)
Other (after-tax)(4)	6	–	(2)	4
Assumption changes and management actions (after-tax)(5)(6)	103	11	1	115

(1)

Note 6.A of our Interim Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The amount shown in the table above is the shareholders’ income impact related to the amount shown in Note 6.A of our Interim Consolidated Financial Statements.

(2)	Adjustment to remove the pre-tax impact of method and assumption changes on amounts attributed to participating policyholders.
(3)

Adjustment to include the after-tax impact of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.

(4)	Adjustments to include the after-tax impact of method and assumption changes on investment contracts and other policy liabilities.
(5)

Includes the tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.

(6)	Assumption changes and management actions is included in reported net income and is excluded in calculating underlying net income, as described in Section C – Profitability in this document.
(7)	First quarter of 2017 comprised of an update to the SLF Canada participating individual life business to reflect mortality experience.

In the second quarter of 2017, the impact of assumption changes and management actions of $11 million was primarily due to various enhancements and other changes, the largest items being changes related to reinsurance and taxes in SLF U.S. In SLF U.S. In-force Management, the unfavourable impact of assumption changes and management actions was due to the expected impact of recapturing certain reinsurance treaties, the expected cost of reinsurance in certain other treaties, and increases in general provisions for the risk related to changes in reinsurance market conditions, partially offset by the favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary. In SLF U.S. International, the favourable impact of assumption changes and management actions was due to changes in the expected cost of reinsurance in certain treaties.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2017	35

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the expected restructuring charge in the fourth quarter of 2017 set out in this document under section C - Profitability - Driving Client Strategy and Enhancing Business Processes, (iv) relating to our expected capital position under the new LICAT guideline, (v) that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - Driving Client Strategy and Enhancing Business Processes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2016 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the design and implementation of business strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

36	Sun Life Financial Inc.	Third Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenue
Premiums
Gross	$4,741	$4,937	$14,530	$13,835
Less: Ceded	1,025	1,049	3,327	3,206
Net premiums	3,716	3,888	11,203	10,629
Net investment income (loss):
Interest and other investment income	1,328	1,359	4,014	4,123
Fair value and foreign currency changes on assets and liabilities (Note 4)	(974)	1,182	993	7,135
Net gains (losses) on available-for-sale assets	41	53	154	182
Net investment income (loss)	395	2,594	5,161	11,440
Fee income	1,444	1,410	4,322	4,138
Total revenue	5,555	7,892	20,686	26,207

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,607	3,654	11,463	11,207
Increase (decrease) in insurance contract liabilities (Note 6)	(727)	2,294	2,189	9,762
Decrease (increase) in reinsurance assets (Note 6)	498	(224)	798	(317)
Increase (decrease) in investment contract liabilities (Note 6)	9	11	40	26
Reinsurance expenses (recoveries) (Note 7)	(1,061)	(1,196)	(3,291)	(3,240)
Commissions	566	601	1,772	1,720
Net transfer to (from) segregated funds (Note 10)	(41)	(41)	(56)	(174)
Operating expenses	1,496	1,510	4,661	4,322
Premium taxes	94	84	279	249
Interest expense	55	76	222	236
Total benefits and expenses	4,496	6,769	18,077	23,791

Income (loss) before income taxes	1,059	1,123	2,609	2,416
Less: Income tax expense (benefit) (Note 8)	209	206	368	418

Total net income (loss)	850	917	2,241	1,998
Less: Net income (loss) attributable to participating policyholders and non-controlling interests	9	155	229	168

Shareholders’ net income (loss)	841	762	2,012	1,830
Less: Preferred shareholders’ dividends	24	25	70	73
Common shareholders’ net income (loss)	$817	$737	$1,942	$1,757

Average exchange rates during the reporting periods:
U.S. dollars	1.25	1.30	1.31	1.32
U.K. pounds	1.64	1.71	1.67	1.84
Earnings (loss) per share (Note 12)
Basic	$1.33	$1.20	$3.17	$2.87
Diluted	$1.32	$1.20	$3.16	$2.85

Dividends per common share	$0.435	$0.405	$1.290	$1.200

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Total net income (loss)	$850	$917	$2,241	$1,998
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(471)	137	(890)	(827)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(49)	110	141	418
Reclassifications to net income (loss)	(30)	(35)	(91)	(115)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	8	1	(2)	(15)
Reclassifications to net income (loss)	(5)	(1)	(3)	(1)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(33)	19	(55)	(22)
Reclassifications to net income (loss) upon change in control	–	–	–	(8)
Total items that may be reclassified subsequently to income	(580)	231	(900)	(570)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	93	(14)	24	(72)
Revaluation surplus on transfer to investment properties (Note 4.F)	–	–	139	–
Total items that will not be reclassified subsequently to income	93	(14)	163	(72)
Total other comprehensive income (loss)	(487)	217	(737)	(642)
Total comprehensive income (loss)	363	1,134	1,504	1,356
Less: Participating policyholders’ and non-controlling interests’ comprehensive income (loss)	5	157	221	164
Shareholders’ comprehensive income (loss)	$358	$977	$1,283	$1,192

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses	$–	$–	$–	$1
Unrealized gains / losses on available-for-sale assets	15	(39)	(65)	(131)
Reclassifications to net income for available-for-sale assets	9	12	31	39
Unrealized gains / losses on cash flow hedges	(3)	–	–	2
Reclassifications to net income for cash flow hedges	2	1	1	1
Total items that may be reclassified subsequently to income	23	(26)	(33)	(88)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(33)	8	–	32
Revaluation surplus on transfer to investment properties (Note 4.F)	–	–	(33)	–
Total items that will not be reclassified subsequently to income	(33)	8	(33)	32
Total income tax benefit (expense) included in other comprehensive income (loss)	$(10)	$(18)	$(66)	$(56)

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2017	December 31, 2016
Assets
Cash, cash equivalents and short-term securities (Note 4)		$8,063	$8,642
Debt securities (Note 4)		70,562	71,887
Equity securities (Note 4)		5,991	5,774
Mortgages and loans		41,226	40,775
Derivative assets		1,510	1,608
Other invested assets (Note 4)		4,020	3,931
Policy loans		3,066	3,141
Investment properties (Note 4)		7,034	6,592
Invested assets		141,472	142,350
Other assets		4,945	5,109
Reinsurance assets (Note 6)		4,124	5,144
Deferred tax assets		1,473	1,448
Intangible assets		1,598	1,703
Goodwill		5,145	5,317
Total general fund assets		158,757	161,071
Investments for account of segregated fund holders (Note 10)		102,237	97,167
Total assets		$260,994	$258,238
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$113,997	$115,057
Investment contract liabilities (Note 6)		3,035	2,913
Derivative liabilities		1,823	2,512
Deferred tax liabilities		747	687
Other liabilities		11,887	12,399
Senior debentures		1,299	1,299
Subordinated debt		3,038	3,836
Total general fund liabilities		135,826	138,703
Insurance contracts for account of segregated fund holders (Note 10)		95,282	90,388
Investment contracts for account of segregated fund holders (Note 10)		6,955	6,779
Total liabilities		$238,063	$235,870
Equity
Issued share capital and contributed surplus		$10,926	$10,943
Shareholders’ retained earnings and accumulated other comprehensive income		11,372	11,013
Total shareholders’ equity		22,298	21,956
Participating policyholders’ equity		633	412
Total equity		$22,931	$22,368
Total liabilities and equity		$260,994	$258,238

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.25	1.34
	U.K. pounds	1.67	1.66

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 8, 2017.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 9)
Balance, beginning of period	8,614	8,567
Stock options exercised	7	17
Common shares purchased for cancellation	(26)	–
Balance, end of period	8,595	8,584
Contributed surplus
Balance, beginning of period	72	76
Share-based payments	3	3
Stock options exercised	(1)	(3)
Balance, end of period	74	76
Retained earnings
Balance, beginning of period	9,360	7,891
Net income (loss)	2,012	1,830
Dividends on common shares	(792)	(735)
Dividends on preferred shares	(70)	(73)
Common shares purchased for cancellation (Note 9)	(62)	–
Transactions with non-controlling interests	–	(47)
Transfer from accumulated other comprehensive income (loss)	(13)	–
Balance, end of period	10,435	8,866
Accumulated other comprehensive income (loss), net of taxes (Note 13)
Balance, beginning of period	1,653	2,459
Total other comprehensive income (loss) for the period	(729)	(638)
Transfer to retained earnings	13	–
Balance, end of period	937	1,821
Total shareholders’ equity, end of period	$22,298	$21,604
Participating policyholders:
Balance, beginning of period	$412	$168
Net income (loss)	229	169
Total other comprehensive income (loss) for the period (Note 13)	(8)	(3)
Total participating policyholders’ equity, end of period	$633	$334
Total non-controlling interests, end of period (Note 13)	$–	$17
Total equity	$22,931	$21,955

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Third Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cash flows provided by (used in) operating activities(1)
Income (loss) before income taxes	$1,059	$1,123	$2,609	$2,416
Adjustments:
Interest expense related to financing activities	60	62	185	201
Increase (decrease) in insurance and investment contract liabilities	(718)	2,305	2,229	9,788
Decrease (increase) in reinsurance assets	498	(224)	798	(317)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	933	(1,235)	(1,147)	(7,317)
Sales, maturities and repayments of invested assets	13,501	9,338	39,556	34,856
Purchases of invested assets	(14,501)	(11,042)	(42,382)	(37,401)
Income taxes received (paid)	(88)	(49)	(316)	(239)
Mortgage securitization (Note 4)	21	44	214	375
Other operating activities	(135)	318	(412)	(71)
Net cash provided by (used in) operating activities	630	640	1,334	2,291
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(40)	(32)	(134)	(79)
Investment in and transactions with joint ventures and associates	(5)	(35)	(100)	(368)
Dividends received from joint ventures and associates	–	–	17	14
Acquisitions, net of cash and cash equivalents acquired	–	(67)	–	(1,304)
Other investing activities	(21)	(17)	19	(55)
Net cash provided by (used in) investing activities	(66)	(151)	(198)	(1,792)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(14)	(65)	(41)	(198)
Issuance of subordinated debt, net of issuance costs	–	995	–	1,343
Redemption of senior debentures and subordinated debt (Note 9)	–	–	(800)	(950)
Issuance of common shares on exercise of stock options	3	2	6	14
Common shares purchased for cancellation (Note 9)	(88)	–	(88)	–
Dividends paid on common and preferred shares	(288)	(269)	(858)	(797)
Interest expense paid	(66)	(69)	(218)	(207)
Net cash provided by (used in) financing activities	(453)	594	(1,999)	(795)
Changes due to fluctuations in exchange rates	(104)	41	(215)	(301)
Increase (decrease) in cash and cash equivalents	7	1,124	(1,078)	(597)
Net cash and cash equivalents, beginning of period	5,424	4,791	6,509	6,512
Net cash and cash equivalents, end of period	5,431	5,915	5,431	5,915
Short-term securities, end of period	2,462	1,948	2,462	1,948
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,893	$7,863	$7,893	$7,863

(1)	Balances in 2016 have been changed to conform with current period presentation.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2016 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2016 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2. Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2017

The following amendments are effective for annual periods beginning on or after January 1, 2017, and did not have a material impact on our Interim Consolidated Financial Statements.

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes (“IAS 12”). The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. These amendments were applied retrospectively.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). The amendment provides clarification guidance to the scope of IFRS 12 and was applied retrospectively.

New and Amended International Financial Reporting Standards Issued in 2017

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts (“IFRS 4”). IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021 and is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. We are currently assessing the impact that IFRIC 23 will have on our Consolidated Financial Statements.

42	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In October 2017, the IASB issued narrow-scope amendments to IFRS 9 Financial Instruments (“IFRS 9”). The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the amendments to IFRS 4 issued in September 2016 and described in Note 2 of our 2016 Annual Consolidated Financial Statements, we qualify and will elect the temporary exemption from applying IFRS 9 until 2021. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019, and are to be applied retrospectively with certain exceptions. As we will not apply IFRS 9 until 2021, we will be required to apply IAS 39 Financial Instruments: Recognition and Measurement, to the long-term interests in associates or joint ventures covered by these amendments. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Assessment of Impact on IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations, establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively, or on a cumulative retrospective basis. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts that are reported in Fee income and primarily arises from our asset management businesses, are within the scope of IFRS 15. We have completed our identification of the contracts within the scope of this standard and are currently performing a detailed assessment of the revenues and costs related to these contracts to determine the potential impact that the adoption of IFRS 15 may have on our Consolidated Financial Statements. Based on our assessments completed to date, we do not expect the adoption of this standard to have a material impact on our financial results. We also continue to monitor interpretations and developments related to the standard, principally for the asset management industry.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“SLF U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	43

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$567	$–	$–	$–	$7	$–	$574
Life insurance	1,067	645	–	310	24	–	2,046
Health insurance	1,251	862	–	4	4	–	2,121
Total gross premiums	2,885	1,507	–	314	35	–	4,741
Less: ceded premiums	974	(4)	–	48	7	–	1,025
Net investment income (loss)	(375)	494	11	227	52	(14)	395
Fee income	271	80	987	93	30	(17)	1,444
Total revenue	1,807	2,085	998	586	110	(31)	5,555
Less:
Total benefits and expenses	1,388	1,869	715	474	81	(31)	4,496
Income tax expense (benefit)	80	20	98	10	1	–	209
Total net income (loss)	$339	$196	$185	$102	$28	$–	$850
2016
Gross premiums:
Annuities	$655	$7	$–	$–	$5	$–	$667
Life insurance	996	737	–	490	26	–	2,249
Health insurance	1,105	907	–	4	5	–	2,021
Total gross premiums	2,756	1,651	–	494	36	–	4,937
Less: ceded premiums	911	98	–	34	6	–	1,049
Net investment income (loss)	1,394	475	6	211	533	(25)	2,594
Fee income	253	55	997	93	32	(20)	1,410
Total revenue	3,492	2,083	1,003	764	595	(45)	7,892
Less:
Total benefits and expenses	3,066	1,830	725	655	538	(45)	6,769
Income tax expense (benefit)	93	(1)	97	12	5	–	206
Total net income (loss)	$333	$254	$181	$97	$52	$–	$917

44	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$1,806	$–	$–	$–	$20	$–	$1,826
Life insurance	3,254	1,990	–	1,011	69	–	6,324
Health insurance	3,658	2,695	–	16	11	–	6,380
Total gross premiums	8,718	4,685	–	1,027	100	–	14,530
Less: ceded premiums	2,876	284	–	148	19	–	3,327
Net investment income (loss)	2,073	1,909	35	929	279	(64)	5,161
Fee income	817	186	2,993	292	88	(54)	4,322
Total revenue	8,732	6,496	3,028	2,100	448	(118)	20,686
Less:
Total benefits and expenses	7,531	6,263	2,205	1,796	400	(118)	18,077
Income tax expense (benefit)	203	(103)	284	42	(58)	–	368
Total net income (loss)	$998	$336	$539	$262	$106	$–	$2,241
2016
Gross premiums:
Annuities	$1,536	$11	$–	$4	$21	$–	$1,572
Life insurance	2,956	1,995	–	1,381	74	–	6,406
Health insurance	3,253	2,577	–	13	14	–	5,857
Total gross premiums	7,745	4,583	–	1,398	109	–	13,835
Less: ceded premiums	2,730	401	–	55	20	–	3,206
Net investment income (loss)	5,243	3,312	9	1,231	1,722	(77)	11,440
Fee income	741	172	2,929	254	100	(58)	4,138
Total revenue	10,999	7,666	2,938	2,828	1,911	(135)	26,207
Less:
Total benefits and expenses	10,235	7,226	2,097	2,525	1,843	(135)	23,791
Income tax expense (benefit)	73	33	310	42	(40)	–	418
Total net income (loss)	$691	$407	$531	$261	$108	$–	$1,998

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
September 30, 2017
Debt securities	$57,974	$12,588	$–		$70,562
Equity securities	$5,053	$938	$–		$5,991
Other invested assets	$2,148	$548	$1,324		$4,020

December 31, 2016
Debt securities	$59,466	$12,421	$–		$71,887
Equity securities	$5,016	$758	$–		$5,774
Other invested assets	$2,041	$623	$1,267		$3,931

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	45

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Fair value change:
Cash, cash equivalents and short-term securities	$(1)	$1	$–	$(18)
Debt securities	(1,160)	929	381	4,833
Equity securities	134	201	256	410
Derivative investments	231	(104)	642	2,305
Other invested assets	(25)	60	17	23
Total change in fair value through profit or loss assets and liabilities	(821)	1,087	1,296	7,553
Fair value changes on investment properties	82	5	162	99
Foreign exchange gains (losses)(1)	(235)	90	(465)	(517)
Fair value and foreign currency changes on assets and liabilities	$(974)	$1,182	$993	$7,135

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $3 and $4 for the three and nine months ended September 30, 2017, respectively ($3 and $5 for the three and nine months ended September 30, 2016).

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2017	December 31, 2016	September 30, 2016
Cash	$1,440	$1,841	$1,732
Cash equivalents	4,161	4,857	4,312
Short-term securities	2,462	1,944	1,948
Cash, cash equivalents and short-term securities	8,063	8,642	7,992
Less: Bank overdraft, recorded in Other liabilities	170	189	129
Net cash, cash equivalents and short-term securities	$7,893	$8,453	$7,863

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2016 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2017 are $1,294 and $1,275, respectively ($1,105 and $1,102 as at December 31, 2016). The carrying value and fair value of the associated liabilities as at September 30, 2017 are $1,355 and $1,342, respectively ($1,141 and $1,153 as at December 31, 2016). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at September 30, 2017 and December 31, 2016 are $65 and $40, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2017 and December 31, 2016.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2016 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2017 and December 31, 2016.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2016 Annual Consolidated Financial Statements.

46	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,041	$1,022	$–	$8,063	$7,742	$900	$–	$8,642
Debt securities – fair value through profit or loss	934	56,525	515	57,974	1,136	57,888	442	59,466
Debt securities – available-for-sale	851	11,619	118	12,588	610	11,620	191	12,421
Equity securities – fair value through profit or loss	3,404	1,481	168	5,053	2,863	2,009	144	5,016
Equity securities – available-for-sale	757	175	6	938	584	167	7	758
Derivative assets	19	1,491	–	1,510	34	1,574	–	1,608
Other invested assets	945	136	1,615	2,696	925	195	1,544	2,664
Investment properties	–	–	7,034	7,034	–	–	6,592	6,592
Total invested assets	$13,951	$72,449	$9,456	$95,856	$13,894	$74,353	$8,920	$97,167
Investments for account of segregated fund holders	$26,562	$74,631	$1,044	$102,237	$26,435	$69,867	$865	$97,167
Total assets measured at fair value	$40,513	$147,080	$10,500	$198,093	$40,329	$144,220	$9,785	$194,334
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	10	1,813	–	1,823	7	2,505	–	2,512
Total liabilities measured at fair value	$10	$1,813	$3	$1,826	$7	$2,505	$3	$2,515

Debt securities – fair value through profit or loss consist of the following:

As at	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,781	$15	$2,796	$–	$3,101	$16	$3,117
Canadian provincial and municipal government	–	11,442	85	11,527	–	11,414	38	11,452
U.S. government and agency	934	119	3	1,056	1,136	56	6	1,198
Other foreign government	–	5,203	44	5,247	–	5,568	10	5,578
Corporate	–	33,362	294	33,656	–	34,166	287	34,453
Asset-backed securities:
Commercial mortgage-backed securities	–	1,501	23	1,524	–	1,697	49	1,746
Residential mortgage-backed securities	–	1,565	1	1,566	–	1,482	–	1,482
Collateralized debt obligations	–	39	5	44	–	47	29	76
Other	–	513	45	558	–	357	7	364
Total debt securities – fair value through profit or loss	$934	$56,525	$515	$57,974	$1,136	$57,888	$442	$59,466

Debt securities – available-for-sale consist of the following:

As at	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,842	$–	$1,842	$–	$1,654	$–	$1,654
Canadian provincial and municipal government	–	1,161	–	1,161	–	1,148	–	1,148
U.S. government and agency	851	–	–	851	610	82	–	692
Other foreign government	–	690	–	690	–	766	–	766
Corporate	–	5,736	45	5,781	–	5,796	87	5,883
Asset-backed securities:
Commercial mortgage-backed securities	–	803	–	803	–	888	–	888
Residential mortgage-backed securities	–	511	–	511	–	501	–	501
Collateralized debt obligations	–	326	57	383	–	239	67	306
Other	–	550	16	566	–	546	37	583
Total debt securities – available-for-sale	$851	$11,619	$118	$12,588	$610	$11,620	$191	$12,421

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2017 and September 30, 2016.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	47

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2017
Beginning balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Included in net income(1)(3)(5)	(8)	–	(4)	–	(44)	63	7	5	12
Included in OCI(3)	–	1	–	–	4	–	5	–	5
Purchases	23	57	26	–	151	92	349	38	387
Sales	(19)	–	–	–	(67)	(37)	(123)	(3)	(126)
Settlements	(31)	(3)	–	–	–	–	(34)	–	(34)
Transfers into Level 3(2)	124	–	–	–	–	–	124	–	124
Transfers (out) of Level 3(2)	(80)	(47)	–	–	–	–	(127)	–	(127)
Foreign currency translation(4)	(8)	(2)	(3)	(1)	(10)	(66)	(90)	(7)	(97)
Ending balance	$515	$118	$168	$6	$1,615	$7,034	$9,456	$1,044	$10,500
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$–	$(4)	$–	$(42)	$67	$16	$2	$18
September 30, 2016
Beginning balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Included in net income(1)(3)(5)	1	–	(2)	–	28	(6)	21	4	25
Included in OCI(3)	–	1	–	–	(2)	–	(1)	–	(1)
Purchases	56	19	48	–	253	90	466	19	485
Sales	–	–	–	–	(33)	(131)	(164)	(11)	(175)
Settlements	(9)	(3)	(9)	–	–	–	(21)	–	(21)
Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–
Transfers (out) of Level 3(2)	(53)	–	–	–	–	–	(53)	–	(53)
Foreign currency translation(4)	4	1	1	–	2	28	36	(3)	33
Ending balance	$596	$148	$169	$7	$1,486	$6,492	$8,898	$802	$9,700
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$11	$(1)	$–	$–	$27	$(72)	$(35)	$3	$(32)

48	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	(9)	(1)	8	–	(59)	126	65	37	102
Included in OCI(3)	–	–	–	–	16	–	16	–	16
Purchases	178	133	35	–	339	283	968	185	1,153
Sales	(40)	(1)	(7)	–	(255)	(97)	(400)	(38)	(438)
Settlements	(65)	(5)	(7)	–	–	–	(77)	(1)	(78)
Transfers into Level 3(2)(6)	204	–	–	–	49	259	512	–	512
Transfers (out) of Level 3(2)	(176)	(195)	–	–	–	–	(371)	(1)	(372)
Foreign currency translation(4)	(19)	(4)	(5)	(1)	(19)	(129)	(177)	(3)	(180)
Ending balance	$515	$118	$168	$6	$1,615	$7,034	$9,456	$1,044	$10,500
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(3)	$–	$9	$–	$(57)	$143	$92	$25	$117
September 30, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)(5)	6	2	(8)	–	(37)	66	29	13	42
Included in OCI(3)	–	1	–	–	(7)	–	(6)	–	(6)
Purchases	209	79	73	7	530	279	1,177	155	1,332
Sales	(6)	(3)	–	–	(105)	(277)	(391)	(38)	(429)
Settlements	(20)	(4)	(26)	–	–	–	(50)	–	(50)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(154)	(27)	(37)	–	–	–	(218)	(9)	(227)
Foreign currency translation(4)	(28)	(5)	(3)	–	(1)	(116)	(153)	(84)	(237)
Ending balance	$596	$148	$169	$7	$1,486	$6,492	$8,898	$802	$9,700
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$11	$–	$(7)	$–	$(37)	$37	$4	$9	$13

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $82 and $162 for the three and nine months ended September 30, 2017, respectively ($5 and $99 for the three and nine months ended September 30, 2016) net of amortization of leasing commissions and tenant inducements of $19 and $36 for the three and nine months ended September 30, 2017, respectively ($11 and $33 for the three and nine months ended September 30, 2016).

(6)

Transfers into Level 3 in Investment properties includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 from Other assets to Investment properties. The reclassification recognized a revaluation surplus of $172, which was recorded as an increase of $139 of accumulated other comprehensive income, net of taxes of $33.

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2016 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2017. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	49

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2017			For the three months ended September 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$109,906	$4,124	$105,782	$109,236	$4,615	$104,621
Change in balances on in-force policies	(1,107)	(475)	(632)	1,580	362	1,218
Balances arising from new policies	546	48	498	885	18	867
Method and assumption changes	(166)	(71)	(95)	(171)	(156)	(15)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(727)	(498)	(229)	2,294	224	2,070
Acquisitions	–	–	–	34	1	33
Foreign exchange rate movements	(1,717)	(126)	(1,591)	555	61	494
Balances before Other policy liabilities and assets	107,462	3,500	103,962	112,119	4,901	107,218
Other policy liabilities and assets	6,535	624	5,911	6,631	536	6,095
Total Insurance contract liabilities and Reinsurance assets, end of period	$113,997	$4,124	$109,873	$118,750	$5,437	$113,313

	For the nine months ended September 30, 2017			For the nine months ended September 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$108,411	$4,541	$103,870	$103,730	$4,812	$98,918
Change in balances on in-force policies	789	(728)	1,517	7,401	399	7,002
Balances arising from new policies	2,188	109	2,079	2,518	79	2,439
Method and assumption changes	(788)	(179)	(609)	(157)	(161)	4
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,189	(798)	2,987	9,762	317	9,445
Acquisitions	–	–	–	2,230	1	2,229
Foreign exchange rate movements	(3,138)	(243)	(2,895)	(3,603)	(229)	(3,374)
Balances before Other policy liabilities and assets	107,462	3,500	103,962	112,119	4,901	107,218
Other policy liabilities and assets	6,535	624	5,911	6,631	536	6,095
Total Insurance contract liabilities and Reinsurance assets, end of period	$113,997	$4,124	$109,873	$118,750	$5,437	$113,313

50	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.A.ii Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

	For the three months ended September 30, 2017	For the nine months ended September 30, 2017	Description
Mortality / Morbidity	$(275)	$(275)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF U.S. In-force Management and International insurance and favourable mortality improvement in SLF U.K.
Lapse and other policyholder behaviour	134	134	Updates to reflect lapse and other policyholder behaviour experience in all jurisdictions. The largest items were lower lapse rates on lapse supported business in SLF U.S. and updated lapse assumptions in SLF Canada’s individual insurance business.
Expense	84	75	Updates to reflect expense experience in all jurisdictions. The largest items were a refinement to the allocation of expenses in SLF Canada and increased expenses in the closed block of business in SLF U.S. International wealth.
Investment returns	(66)	(66)	Updates to various investment related assumptions across the Company. This included a reduction of the provision for investment risk in SLF Canada and other updated investment related assumptions, offset partially by updates to promulgated ultimate reinvestment rates.
Model enhancements and other	28	(477)	Various enhancements and methodology changes across all jurisdictions. The nine months ended September 30, 2017, includes the Q2 2017 favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary, partially offset by increases in general provisions for the risk related to changes in reinsurance market conditions, and the Q1 2017 update to the SLF Canada participating individual life business to reflect mortality experience.
Total impact	$(95)	$(609)

	For the three months ended September 30, 2016	For the nine months ended September 30, 2016	Description
Mortality / Morbidity	$(6)	$(4)	Updates to reflect mortality/morbidity experience.
Lapse and other policyholder behaviour	89	95	Updates to reflect lapse and other policyholder behaviour experience, largely in SLF U.S. businesses that are closed to new sales.
Expense	18	14	Updates to reflect expense studies.
Investment returns	(325)	(325)	Updates to various investment related assumptions across the Company, which had the most significant impact in SLF U.S. and SLF Canada. The largest items were a reduction of the provision for investment risk in SLF Canada participating account, favourable changes to projected credit and swap spreads partially offset by changes to returns on non-fixed income assets.
Model enhancements and other	209	224	Various enhancements and methodology changes across all jurisdictions, including changes to provisions for reinsurance in SLF U.S.
Total impact	$(15)	$4

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	51

6.B Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2017		For the three months ended September 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,440	$3	$2,263
Deposits	–	85	–	53
Interest	–	13	–	11
Withdrawals	–	(78)	–	(67)
Fees	–	(1)	–	(1)
Other	–	5	–	4
Changes in assumptions	–	3	–	–
Foreign exchange rate movements	–	(1)	–	1
Balances, end of period	$3	$2,466	$3	$2,264

	For the nine months ended September 30, 2017		For the nine months ended September 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,305	$4	$2,208
Deposits	–	360	–	246
Interest	–	36	–	34
Withdrawals	–	(248)	–	(233)
Fees	–	(4)	–	(3)
Other	–	14	–	13
Changes in assumptions	–	3	–	–
Foreign exchange rate movements	–	–	(1)	(1)
Balances, end of period	$3	$2,466	$3	$2,264

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Balances, beginning of period	$593	$638	$605	$701
Change in liabilities on in-force policies	(7)	–	–	(8)
Liabilities arising from new policies	–	–	1	–
Increase (decrease) in liabilities	(7)	–	1	(8)
Foreign exchange rate movements	(20)	8	(40)	(47)
Balances, end of period	$566	$646	$566	$646

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Maturities and surrenders	$576	$549	$1,756	$1,892
Annuity payments	463	465	1,378	1,401
Death and disability benefits	823	982	2,895	2,848
Health benefits	1,512	1,438	4,590	4,244
Policyholder dividends and interest on claims and deposits	233	220	844	822
Total gross claims and benefits paid	$3,607	$3,654	$11,463	$11,207

52	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Recovered claims and benefits	$854	$881	$2,781	$2,688
Commissions	20	145	60	172
Reserve adjustments	96	88	182	133
Operating expenses and other	91	82	268	247
Reinsurance (expenses) recoveries	$1,061	$1,196	$3,291	$3,240

8. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
		%		%		%		%
Total net income (loss)	$850		$917		$2,241		$1,998
Add: Income tax expense (benefit)	209		206		368		418
Total net income (loss) before income taxes	$1,059		$1,123		$2,609		$2,416
Taxes at the combined Canadian federal and provincial statutory income tax rate	$283	26.8	$300	26.8	$698	26.8	$646	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(51)	(4.8)	(67)	(6.0)	(198)	(7.6)	(58)	(2.4)
Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	(1)	(0.1)	–	–	–	–
Tax exempt investment income	(58)	(5.5)	(23)	(2.1)	(145)	(5.6)	(129)	(5.4)
Tax rate and other legislative changes	–	–	2	0.2	–	–	2	0.1
Adjustments in respect of prior periods, including resolution of tax disputes	34	3.1	(2)	(0.2)	(2)	(0.1)	(21)	(0.9)
Other	1	0.1	(3)	(0.3)	15	0.6	(22)	(0.9)
Total tax expense (benefit) and effective income tax rate	$209	19.7	$206	18.3	$368	14.1	$418	17.3

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit for the three months ended September 30, 2017 is primarily due to income in jurisdictions with low statutory income tax rates, while the benefit for the nine months ended September 30, 2017 is primarily due to income in jurisdictions with low statutory income tax rates, as well as losses in jurisdictions with high statutory income tax rates.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended September 30, 2017 primarily reflect the resolution of tax audits in the U.S. For the nine months ended September 30, 2017, and for the three and nine months ended September 30, 2016, the adjustments relate mainly to the finalization of tax filings and the resolution of tax audits in Canada and the U.S.

Other for the three and nine months ended September 30, 2017 and September 30, 2016 primarily reflects withholding taxes on distributions from our foreign subsidiaries, and the benefit relating to investments in joint ventures in Asia, which are accounted for using the equity method.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	53

9. Capital Management

9.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2016 Annual Consolidated Financial Statements.

SLF Inc.’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at September 30, 2017 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at September 30, 2017 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at

September 30, 2017. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2017.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the nine months ended September 30, 2017		For the nine months ended September 30, 2016
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.6	$8,614	612.3	$8,567
Stock options exercised	0.1	7	0.6	17
Common shares purchased for cancellation(1)	(1.8)	(26)	–	–
Balance, end of period	611.9	$8,595	612.9	$8,584

(1)

On August 14, 2017, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 11.5 million common shares between August 14, 2017 and August 13, 2018, through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The common shares purchased and cancelled under this program during the third quarter of 2017 were purchased at an average price per share of $47.95 for a total price of $88. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

9.B.ii Subordinated Debt

On March 2, 2017, SLF Inc. redeemed all of the outstanding $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

54	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Segregated Funds

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2017	December 31, 2016
Segregated and mutual fund units	$88,183	$83,625
Equity securities	10,139	9,739
Debt securities	3,398	3,247
Cash, cash equivalents and short-term securities	459	460
Investment properties	378	373
Mortgages	21	28
Other assets	128	120
Total assets	$102,706	$97,592
Less: Liabilities arising from investing activities	$469	$425
Total investments for account of segregated fund holders	$102,237	$97,167

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Balances, beginning of period	$94,967	$84,759	$7,099	$6,704
Additions to segregated funds:
Deposits	2,214	2,271	21	23
Net transfer (to) from general funds	(41)	(41)	–	–
Net realized and unrealized gains (losses)	381	3,380	66	457
Other investment income	598	489	45	26
Total additions	$3,152	$6,099	$132	$506
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,240	2,330	160	147
Management fees	239	206	13	17
Taxes and other expenses	61	76	1	6
Foreign exchange rate movements	297	36	102	42
Total deductions	$2,837	$2,648	$276	$212
Net additions (deductions)	$315	$3,451	$(144)	$294
Acquisition	–	178	–	–
Balances, end of period	$95,282	$88,388	$6,955	$6,998

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	55

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Balances, beginning of period	$90,388	$83,670	$6,779	$7,770
Additions to segregated funds:
Deposits	8,112	7,786	66	73
Net transfers (to) from general funds	(56)	(174)	–	–
Net realized and unrealized gains (losses)	3,616	4,439	527	705
Other investment income	1,541	1,193	134	127
Total additions	$13,213	$13,244	$727	$905
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	6,977	6,605	474	436
Management fees	717	595	39	53
Taxes and other expenses	193	193	8	13
Foreign exchange rate movements	432	1,311	30	1,175
Total deductions	$8,319	$8,704	$551	$1,677
Net additions (deductions)	$4,894	$4,540	$176	$(772)
Acquisition	–	178	–	–
Balances, end of period	$95,282	$88,388	$6,955	$6,998

11. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2017
Revenue	$107	$4,041	$1,674	$(267)	$5,555
Shareholders’ net income (loss)	$841	$643	$135	$(778)	$841

September 30, 2016
Revenue	$124	$6,486	$1,561	$(279)	$7,892
Shareholders’ net income (loss)	$762	$518	$190	$(708)	$762

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2017
Revenue	$335	$16,265	$5,232	$(1,146)	$20,686
Shareholders’ net income (loss)	$2,012	$1,470	$350	$(1,820)	$2,012

September 30, 2016
Revenue	$628	$21,882	$5,962	$(2,265)	$26,207
Shareholders’ net income (loss)	$1,830	$1,160	$197	$(1,357)	$1,830

56	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2017
Invested assets	$22,807	$134,468	$6,418	$(22,221)	$141,472
Total other general fund assets	$8,584	$21,863	$18,736	$(31,898)	$17,285
Investments for account of segregated fund holders	$–	$102,187	$50	$–	$102,237
Insurance contract liabilities	$–	$114,671	$7,633	$(8,307)	$113,997
Investment contract liabilities	$–	$3,035	$–	$–	$3,035
Total other general fund liabilities	$9,093	$21,713	$14,547	$(26,559)	$18,794

December 31, 2016
Invested assets	$23,351	$134,624	$6,308	$(21,933)	$142,350
Total other general fund assets	$10,097	$24,154	$19,157	$(34,687)	$18,721
Investments for account of segregated fund holders	$–	$97,118	$49	$–	$97,167
Insurance contract liabilities	$–	$115,370	$7,523	$(7,836)	$115,057
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$11,492	$23,805	$15,111	$(29,675)	$20,733

12. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Common shareholders’ net income (loss) for basic earnings per share	$817	$737	$1,942	$1,757
Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$820	$740	$1,950	$1,765
Weighted average number of common shares outstanding for basic earnings per share (in millions)	613	613	613	613
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5	4	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	619	618	619
Basic earnings (loss) per share	$1.33	$1.20	$3.17	$2.87
Diluted earnings (loss) per share	$1.32	$1.20	$3.16	$2.85

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three months ended September 30, 2017 (1 million for the three and nine months ended September 30, 2016) because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	57

13. Accumulated Other Comprehensive Income (Loss) and

Non-Controlling Interests

13.A Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended September 30, 2017					For the three months ended September 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,330	$(471)	$–		$859	$1,421	$137	$1,558
Unrealized gains (losses) on available-for-sale assets	340	(79)	–		261	453	75	528
Unrealized gains (losses) on cash flow hedges	(14)	3	–		(11)	(13)	–	(13)
Share of other comprehensive income (loss) in joint ventures and associates	(22)	(33)	–		(55)	27	19	46
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(347)	93	–		(254)	(276)	(14)	(290)
Revaluation surplus on transfers to investment properties	145	–	–		145	6	–	6
Total	$1,432	$(487)	$–		$945	$1,618	$217	$1,835
Total attributable to:
Participating policyholders	$12	$(4)	$–		$8	$13	$2	$15
Non-controlling interests	–	–	–		–	(1)	–	(1)
Shareholders	1,420	(483)	–		937	1,606	215	1,821
Total	$1,432	$(487)	$–		$945	$1,618	$217	$1,835

	For the nine months ended September 30, 2017					For the nine months ended September 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,749	$(890)	$–		$859	$2,385	$(827)	$1,558
Unrealized gains (losses) on available-for-sale assets	211	50	–		261	225	303	528
Unrealized gains (losses) on cash flow hedges	(6)	(5)	–		(11)	3	(16)	(13)
Share of other comprehensive income (loss) in joint ventures and associates	–	(55)	–		(55)	76	(30)	46
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(291)	24	13	(1)	(254)	(218)	(72)	(290)
Revaluation surplus on transfers to investment properties	6	139	–		145	6	–	6
Total	$1,669	$(737)	$13		$945	$2,477	$(642)	$1,835
Total attributable to:
Participating policyholders	$16	$(8)	$–		$8	$18	$(3)	$15
Non-controlling interests	–	–	–		–	–	(1)	(1)
Shareholders	1,653	(729)	13		937	2,459	(638)	1,821
Total	$1,669	$(737)	$13		$945	$2,477	$(642)	$1,835

(1)

During the second quarter of 2017, the Company transferred cumulative remeasurement losses of $13 from accumulated other comprehensive income (loss) to retained earnings as a result of the termination and complete settlement of the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

58	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.B Non-Controlling Interests

In 2016, non-controlling interests reported in our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) pertained to the 25% third party interest in Sun Life Vietnam Insurance Company Limited (formerly PVI Sun Life Insurance Company Limited) that was recognized when we obtained control of that entity in the first quarter of 2016. The non-controlling interests were subsequently acquired by us in the fourth quarter of 2016. As a result, we do not have any non-controlling interests as of December 31, 2016. Further details on transactions with non-controlling interests are included in Note 3 of our 2016 Annual Consolidated Financial Statements.

The following table summarizes changes to non-controlling interests for the nine months ended September 30, 2016:

For the nine months ended September 30, 2016
Balance, beginning of period	$–
Non-controlling interests arising from acquisitions	19
Net income (loss)	(1)
Total other comprehensive income (loss) for the period (Note 13.A)	(1)
Total non-controlling interests, end of period	$17

14. Subsequent Event

On October 3, 2017, we completed the first stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited (“FWD”) for total consideration of approximately $100. The first stage included the acquisition of the Mandatory Provident Fund business and the commencement of an exclusive 15-year distribution agreement with FWD that allows Sun Life Hong Kong Limited to distribute its pension products through FWD’s agency force in Hong Kong. The completion of the second and final stage of the transaction involves the purchase of the Occupational Retirement Schemes Ordinance business of FWD, and is expected to close by the end of the third quarter of 2018, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. These transactions will strengthen our position in the Hong Kong pension market and will be reported in our SLF Asia reportable segment. Due to the recent closing of this first stage of the transaction, the fair value determination and purchase accounting have not been completed.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	59

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

1 York Street

Toronto, Ontario

Canada M5J 0B6

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@astfinancial.com

English Website:

astfinancial.com/ca-en

French Website:

astfinancial.com/ca-fr

Shareholders can view their account

details using AST Trust Company’s (Canada) Internet service, Investor Central.

Register at

English Website:

https://ca.astfinancial.com/InvestorCentral

French Website:

https://ca.astfinancial.com/CentrePourInvestisseurs

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@astfinancial.com

United Kingdom

Link Asset Services

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: enquiries@linkgroup.co.uk

Philippines

Rizal Commercial Banking Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila:  632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

Dividends

2017 Dividend dates

Common shares

Record Dates	Payment Dates
March 3, 2017	March 31, 2017
May 31, 2017	June 30, 2017
August 30, 2017	September 29, 2017
November 29, 2017	December 29, 2017

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the AST Trust Company (Canada) website, www.astfinancial.com/ca-en, or you can contact AST Trust Company (Canada) to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, AST Trust Company (Canada) at inquiries@astfinancial.com

Stock Exchange Listings

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 8R – SLF.PR.G
Series 9QR – SLF.PR.J
Series 10R – SLF.PR.H
Series 11QR – SLF.PR.K
Series 12R – SLF.PR.I

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

60	Sun Life Financial Inc.	Third Quarter 2017	CORPORATE AND SHAREHOLDER INFORMATION

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

1 York Street Toronto, Ontario Canada M5J 0B6	sunlife.com